Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: February 19, 2004

     On February 16, 2004, certain senior executives of Sanofi-Synthélabo made presentations at an Informational Meeting in Paris, France. A video recording of the proceedings at that meeting was first made available for replay on the website of Sanofi-Synthélabo (www.sanofi-synthelabo.com) on February 19, 2004. A transcript in French of that recording follows.

* * * * *

Important Information

In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthélabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

At the appropriate time, Sanofi-Synthélabo will issue an offer prospectus in accordance with German law, which will be the only document applicable in connection with the public offer made by Sanofi-Synthélabo to holders of Aventis ordinary shares located in Germany (the “German Offer”). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, when it is commenced, as well as with regard to the information included in the offer prospectus which will be issued in Germany.

This document does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (note d’information), which has been granted visa number 04-0090 by the Autorité des marchés financiers (“AMF”) and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9.

Forward-Looking Statements

This communication contains forward-looking information and statements about Sanofi-Synthélabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Synthélabo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthélabo and Aventis, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Sanofi-Synthélabo has filed with the SEC (File no: 333-112314). Sanofi-Synthélabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

* * * * *

Information Meeting	Sanofi-Synthélabo

Réunion d’information

Présentation des résultats 2003

Jean-François DEHECQ
Président — Directeur Général

I. 2003: Encore une très bonne année

Bonjour à tous. De quoi s’agit-il ? Je pense que vous avez déjà lu le communiqué de presse ce matin. Bien sûr, vous vous attendiez déjà à de bons résultats. J’ai toujours un peu le sentiment qu’il apparaît comme naturel que la maison Sanofi-Synthélabo sorte de beaux résultats. Je voudrais tout de même vous les commenter un peu. D’abord parce que je pense que ce qui est important, ce n’est pas que l’année 2003 soit une très belle année : ce qui est important, c’est que c’est une nouvelle très belle année. J’insisterai beaucoup, et nous chercherons à le faire rapidement mais clairement, sur le fait que la vraie réussite de l’année 2003, c’est encore une nouvelle accélération dans la croissance de nos activités. Vous savez très bien que des ventes consolidées à 15,6 % en comparable, c’est parmi les meilleures, ou la meilleure performance de l’ensemble de la profession ; que la réalité de nos activités se promène entre les 15,6 des ventes consolidées et les 20,4 des ventes développées, c’est-à-dire en ajoutant ce dont nous assurons la co-promotion avec BMS aux Etats-Unis. Ce niveau de croissance, entre 15 et 20%, est tout à fait exceptionnel, exceptionnel dans la profession, et je crois que ça explique en forte partie les résultats qui sont totalement issus de cette croissance.

Ce qui est intéressant, parce que ça fait partie de la stratégie de la maison depuis déjà des années, et ça fait partie de notre stratégie future y compris dans le projet que nous avons aujourd’hui. Cette croissance, elle est dans toutes les régions : il n’y a pas un certain nombre de marchés à forte croissance, plus faciles que d’autres, sur lesquels on se précipite : on y va aussi, mais la volonté est de se battre dans toutes les régions. Cela donne ces résultats : une Europe avec 10,4 % de croissance, ce qui est supérieur au marché ; cela donne les Etats-Unis, sur lesquels nous commençons à avoir des gros volumes maintenant, avec une croissance de 33%, mais toujours en consolidé (elle est encore plus élevée, plus de 40%, en développé). C’est incontestablement la plus belle performance du secteur, et Hanspeter vous montrera les chiffres plus loin. Et puis ce fameux Reste du monde, qui est quand même extrêmement important, surtout parce qu’il porte beaucoup des développements futurs des prochaines années. Dans ce Reste du monde, nous avons également une performance très supérieure au marché.

II. Tous les marchés, tous les produits

Tous les marchés mais aussi tous les produits. Autre grande caractéristique de la maison, je crois l’avoir dit à plusieurs reprises au cours des dernières années. Bien sur, les dix premiers produits

Paris, 16 February 2004	1

Information Meeting	Sanofi-Synthélabo

font 27 % de croissance, ce qui est important, et représentent désormais 67 % de nos ventes contre 61 % l’an dernier. Il y a donc effectivement une concentration sur ces grands produits, ou plus exactement, ces grands produits montent tellement vite qu’ils prennent de plus en plus de place. Mais ce qui est tout à fait fondamental et très différent de beaucoup de nos concurrents, c’est cette capacité à soutenir le reste du portefeuille. Le reste du portefeuille est à + 2%, si l’on retire bien sûr Ticlid®, qui est remplacé par Plavix®, et le petit Corotrope®. Disons que l’on a un portefeuille de produits matures qui est un portefeuille stable, positif, et cela explique beaucoup les raisons des résultats : pas de petit pays, pas de petits produits.

L’année a été belle en termes d’activité, l’année a été belle en termes de recherche. On ne va pas reprendre aujourd’hui tous les résultats de 2003, mais vous savez que les résultats ont été très positifs sur tous les produits stratégiques : les extensions d’indication sur Plavix® et Aprovel®, l’énorme succès d’Eloxatine®, Arixtra® qui continue ses homologations, même si on est encore loin de les avoir toutes. Enfin, l’Uroxatral® est enregistré aux Etats-Unis.

Le portefeuille : sur les produits amont, des évolutions très favorables. La liste de nos produits va des phases pré-cliniques (phase I ou IIa) vers IIb. L’année 2003 est là aussi excellente. Puis incontestablement, en ce début d’année, 5 études de phase III dont parlera plus amplement Gérard Le Fur tout à l’heure. Je pense que c’est la très grande bonne nouvelle de ce début d’année. Cela confirme une recherche et développement très productive, très productive quand on regard ce qu’est le volume de recherche et que l’on regarde les résultats : c’est une recherche très productive, et qui est la garante d’une croissance durable.

III. Evolution BNPA

Le BNPA, avec 21,5 % de croissance en 2003 et 21,9 % si l’on prend globalement, y compris les éléments à caractère exceptionnel, qui sont peu nombreux. Ce 21,5, sans éléments exceptionnels, cela signifie un 21,5 obtenu sans baisser les dépenses de recherche, au contraire en les augmentant ; sans faire de plus-value de vente de produits, ce qui est toujours un des moyens de faire du résultat mais qui est sans doute pas à mes yeux le meilleur moyen pour la croissance future. C’est un résultat absolument pur : 21,5 % de croissance en 2003. On me dit que c’est un petit peu mieux que les prévisions. Je vous rappelle qu’au début de l’année on avait dit 20 % avec un dollar à 1 pour 1. Au mois de septembre, on a dit autour de 20 % avec un dollar à 1 pour 1,10. On termine avec un dollar pour 1,13 et non seulement les 20 % sont là, mais c’est pas mal, c’est 21,5. Nous avons donc des raisons d’être extrêmement contents de cette croissance du BNPA, d’autant plus qu’il s’agit là d’une tendance. On reprend sur cinq ans, et sur cinq ans, c’est 36,4 % par an. C’est aussi une très très belle performance.

C’est ce que je disais. On ne se retranche pas derrière le fait que l’effet de change est négatif : oui, l’effet de change est négatif, et fortement négatif. Il n’y a pas de plus-value de cessions. A taux de changes 2002, c’est-à-dire si l’on avait eu notre taux de change de 2002, la croissance aurait été à nouveau de 35,5 % de 2002. Mais elle est de 21,4 % et je trouve que c’est assez joli.

Donc une très belle année en 2003, qui conforte notre construction. Croissance forte, car s’il n’y a pas de croissance forte des activités, il devient très difficile d’assurer la croissance forte des résultats. Je crois que la plus saine croissance des résultats vient de la croissance de l’activité. Cette croissance durable ou pérenne, puisque forte, les recherches et les beaux résultats de ce début

Paris, 16 February 2004	2

Information Meeting	Sanofi-Synthélabo

d’année accentuent les choses. Profitable, parce que sans croissance profitable, les choses sont plus difficiles à vendre.

Donc une très belle année 2003... Hanspeter ?

Opérations

Hanspeter SPEK
Vice Président Exécutif Opérations

I. Croissance plus importante que le marché

Mesdames, messieurs, bonjour. L’année 2003 a été la 4ème année consécutive avec une croissance à deux chiffres pour notre Maison. Toutes ces années, notre croissance a été supérieure au marché pharmaceutique avec une forte accélération à partir de 2001. C’est une surperformance, pas seulement dans un marché régional mais vraiment global, en Europe, aux Etats-Unis et dans le reste du monde. Aux Etats-Unis, notre performance est au top des 20 premiers de notre profession.

Dans notre home market Europe, sur les dix premiers, nous avons été la meilleure performance en 2003. Depuis la création de Sanofi-Synthélabo, nos ventes en Europe sont en augmentation année par année, avec un total d’environ 1 milliard entre 2000 et 2003. Cette croissance est fortement soutenue par des produits phares, des produits clés, mais pas seulement comme je vais vous le montrer dans quelques instants.

Nous sommes particulièrement fiers de notre performance aux Etats-Unis, d’avoir réussi à créer une présence aujourd’hui d’environ 4 milliards de dollars, et ça à partir d’une base pratiquement de zéro. Ce développement a été soutenu par des structures adaptées aux opportunités. Après une forte croissance de nos structures aux Etats-Unis pendant la période 2001-2002, nous avons consacré 2003 surtout à des aspects qualitatifs, couronnés du succès d’une étude récente qui montre l’impact qualitatif des réseaux sur les attitudes des prescripteurs aux Etats-Unis. Comme vous le voyez, nous sommes très très bien placés.

Au Japon, nous nous sommes engagés à répéter le succès des Etats-Unis. Après avoir considérablement renforcé nos structures en termes de recherche et développement, nous avons concentré nos efforts sur nos joint-ventures avec Fujisawa et Daiichi. La première a réussi à placer Myslee®/Ambien® sur le premier rang de sa classe, seulement deux ans après son lancement. Récemment, nous avons repris Ancaron® (amiodarone) de notre partenaire Taisho et depuis le 1er février 2004, nous avons notre propre réseau, c’est-à-dire pour la première fois, comme annoncé en préalable, une présence commerciale directe sur ce marché. Cette force de vente va être élargie en fonction des disponibilités des nouvelles molécules, dont le Plavix®, qui est imminent pour son dépôt avec les autorités japonaises.

Depuis l’année 2000, nos ventes de produits phares dans le monde entier ont doublé.

Paris, 16 February 2004	3

Information Meeting	Sanofi-Synthélabo

II. Une Portefeuille forte

A part le Plavix® et Ambien®, Aprovel® et Eloxatin® ont complété le portefeuille des blockbusters, qui présente le potentiel pour doubler encore une fois jusqu’à 2006, complété alors par Xatral® à ce moment-là. Déjà en 2003, les quatre produits existants nous donnent une position très très attractive parmi le portefeuille des blockbusters. Seulement trois sociétés ont plus de blockbusters que nous dans leur portefeuille. C’est surtout vrai en termes de croissance : notre portefeuille de produits phares a la plus forte croissance de tous ces portefeuilles respectifs, c’est-à-dire beaucoup d’espoir pour une croissance soutenue.

Notre politique de produits ne se limite pas à ces produits phares, mais intègre aussi les autres produits. Ces produits sont adaptés aux marchés régionaux, importants pour les malades et importants pour notre compte d’exploitation. Suivant notre leitmotiv, pas de petits marchés, pas de petits produits, nous réussissons à bâtir le futur, à développer le futur avec nos produits phares, mais en même temps à garder ces produits traditionnels tout à fait stables au terme de 2003, même avec une petite croissance de environ 2%.

Parmi nos activités pour assurer une croissance soutenue de nos produits ; le Life Cycle Management a pris une importance clé. Des réussites comme celle de tous les indicateurs d’Eloxatin®, qui a dépassé Irinotecan pas seulement en Europe mais aussi aux Etats-Unis, en sont le résultat. En conséquence, ces mesures, qui incluent plus de 100 000 malades dans des études de phase III, ne seront pas seulement maintenues, mais aussi accélérées pour garantir l’exploitation maximale du potentiel de ces produits.

III. Conclusion

Depuis quatre ans, notre track record est unique dans l’industrie pharmaceutique. Il est le résultat d’une organisation performante et motivée, résultant d’une fusion réellement réussi et d’une exploitation presque optimale de nos produits de recherche, sur la base d’une vente stable de nos produits traditionnels. Nous sommes tout à fait fiers de cela, optimistes pour l’année en cours et prêts pour une nouvelle opportunité.

Paris, 16 February 2004	4

Information Meeting	Sanofi-Synthélabo

Résultats financiers

Marie-Hélène LAIMAY
Senior Vice Président – Directeur financier

Hanspeter vous a montré comment nous avons réalisé une croissance forte en 2003. Je vais tâcher de vous montrer comment et pourquoi cette croissance est profitable.

I. Evolution BNPA

Tout d’abord, nous avons multiplié par 3,5 le BNPA, avant éléments exceptionnels et amortissement des écarts d’acquisition, en quatre ans, ce qui veut dire une amélioration permanente et soutenue du ratio de résultat net hors éléments exceptionnels sur chiffre d’affaires, et ceci année après année depuis quatre ans.

II. Croissance des ventes

Une croissance forte du chiffre d’affaires : + 15,6 % en comparable. Cette année, la variation monétaire a fortement impacté cette évolution et réduit cette évolution en termes publiés. Ceci est notamment dû à l’évolution du dollar, qui a baissé de près de 20 % au cours de l’exercice 2003. La croissance du chiffre d’affaires à données publiées est donc limitée à 8,1%. Nous avons réussi, au cours de l’année 2003, à accroître de nouveau de 0,8 point le taux de marge brute.

Ceci nous conduit effectivement à un taux de marge brute de 82,3 % du chiffre d’affaires, avec une nouvelle amélioration du mix produits et de la productivité, et une augmentation des redevances perçues sur Avapro® et Plavix® aux Etats-Unis. Cette augmentation des redevances a été limitée par l’effet dollar, que j’ai déjà cité tout à l’heure. A taux de change 2002, l’accroissement du taux de marge brute aurait été de 2 points et aurait atteint 83,5 % des ventes.

III. Résultat opérationnel

2003, c’est une accélération du résultat opérationnel : une croissance de 17,6 % du résultat opérationnel, une nouvelle amélioration de 3 points du ratio de résultat opérationnel rapporté au chiffre d’affaires et ceci tout en accélérant les frais de recherche et développement de 8 % en consolidé et de 15% à taux de change 2002, tout en poursuivant notre effort commercial en Europe et en accélérant la croissance de cet effort commercial aux Etats-Unis pour soutenir Ambien® et Eloxatin® et pour lancer Uroxatral®. Nous avons au cours de cette année un fort accroissement des autres produits et charges, +30,5%, et ceci provient du résultat très positif de Plavix® et d’Avapro® partout dans le monde, que nous partageons avec BMS. La quote part de résultat que nous avons reversée à BMS s’est élevée à 173 millions d’euros cette année, contre 142 millions d’euros l’année dernière. Sur l’exploitation, de Plavix® et Avapro® aux Etats-Unis, nous avons reçu de BMS cette année, sur le territoire de l’Europe, 436 millions d’euros, contre 348 millions d’euros l’an passé. Ceci a bien sûr contribué fortement à l’accroissement du résultat opérationnel en 2003.

Paris, 16 February 2004	5

Information Meeting	Sanofi-Synthélabo

Ce résultat opérationnel est tout à fait équilibré entre l’Europe et les Etats-Unis : les Etats-Unis représentent 45 % du résultat opérationnel en 2003, l’Europe représente 42 % du résultat opérationnel.

IV. Résultat financier

Le résultat financier a augmenté de 70 millions d’euros. Ceci provient principalement de résultats de la politique de couverture de change que nous avons menée en 2003, face à la faiblesse continue du dollar par rapport à l’euro. Bien sûr, les taux de placement ont baissé cette année, notre trésorerie moyenne a également baissé du fait des rachats d’action réalisés au cours de l’année, mais globalement, le résultat financier a progressé. Le taux d’impôt est proche de 34 % pour l’ensemble de l’exercice 2003. Il est donc tout à fait en ligne avec ce que nous attendions et tout à fait en ligne avec ce que nous prévoyions également pour 2004. L’année 2002 avait été tout à fait atypique : nous avions l’an dernier des reprises de provision, ainsi qu’une absence de taxation de la quote-part de profits réalisés par Lorex et reversée à Pharmacia. C’est cette quote-part de profits que vous retrouvez en 2002 en intérêts minoritaires, alors qu’en 2003, nous n’avons pratiquement plus d’intérêts minoritaires.

Le résultat net progresse ainsi de 18 % en 2003, marquant une nouvelle amélioration de 2,2 points du ratio résultat net/chiffre d’affaires. A taux de changes 2002, cette progression du résultat net serait de 31,5%.

La croissance du BNPA avant élément exceptionnels et amortissement des écarts d’acquisition est de 21,5%. Nous vous avions indiqué en septembre 2003 que cette croissance serait de 20 % avec un euro égal à 1,10 dollar. Avec un euro égal à 1,13 dollars, on aurait pu attendre une croissance de 19% : elle est de 21,5%. Si nous prenons la totalité du résultat, y compris exceptionnels et amortissement des écarts d’acquisition, le bénéfice net par action est de 2,95 euros par action, soit une croissance de 21,9%.

V. Equilibres financiers

Au plan des équilibres financiers, nous sommes face à une société financièrement solide, qui au cours de l’année 2003 a généré une trésorerie positive de 1,3 milliard, avant programme de rachat d’actions. Au cours de l’année 2003, nous avons poursuivi notre programme de rachat d’actions autorisé par les assemblées générales de mai 2002 et 2003. Nous avons acquis 20 millions d’actions pour plus d’un milliard d’euros. Au 31 décembre 2003, nous détenons au titre de ces programmes de rachat d’actions 36,6 millions d’actions, ce qui représente 5 % du capital. En tenant compte des actions autodétenues allouées au plan de stock-options, le Groupe détient au 31 décembre 2003 6,82 % de son propre capital.

Au 31 décembre 2003, la trésorerie nette disponible au bilan est de 2,4 milliards d’euros, ce qui est une situation financière solide pour préparer l’avenir. Merci de votre attention.

Paris, 16 February 2004	6

Information Meeting	Sanofi-Synthélabo

Recherche et développement

Gérard LE FUR
Directeur Général Délégué – Affaires scientifiques

I. Portefeuille recherche

Nous avons 56 produits en développement aujourd’hui. Mais la chose la plus importante, et de très loin, c’est le fait que nous en avons 19 entre les phases IIb et les phases III, à savoir les phases les plus avancées, et ce dans nos quatre domaines de recherche principaux que vous connaissez. La diapositive suivante décrit chacun de ces produits. Etant donné que je vais être un peu long aujourd’hui, je ne vais pas la commenter.

II. Modifications du portefeuille de produits en développement

1. Arrêt de développement

Que s’est-il passé depuis six mois ? Nous avons arrêté deux produits en phase I. Ces deux produits sont des agonistes des récepteurs CCK1. Un CCK est un neuropeptide qui induit de la satiété. Induisant de la satiété, vous pouvez imaginer que des produits qui vont stimuler ces récepteurs vont avoir tendance à couper l’appétit. S’ils coupent l’appétit, ça pouvait être une cible intéressante pour l’obésité. Ceci étant, nous avons décidé d’arrêter ces deux produits pour deux raisons majeures. La première, c’est que le rapport entre l’activité et les effets secondaires ne nous paraît pas très intéressant, étant donné que les effets secondaires que nous avons eus principalement sont des douleurs abdominales liées au mécanisme d’action du produit. Plus embêtant, ce type de produit, à dose unique, diminue en effet l’appétit des volontaires sains. Le problème est qu’après un traitement chronique de deux semaines, ces deux produits se sont révélés inactifs. Pour toutes ces raisons, nous avons décidé d’arrêter ce produit. Nous pensons que, malheureusement, les récepteurs CCK1 ne sont pas une bonne cible pour des produits intéressant l’obésité.

Deux indications de deux produits ont été arrêtés : un premier produit dans l’arthrite rhumatoïde, parce que nous avons eu, dans les études toxicité à long terme, de l’alopesie : les animaux ont perdu un peu de poil. Pour un traitement arthritique, ce n’est pas très intéressant. Ceci étant, c’est sans doute l’effet anti-prolifératif. L’effet secondaire majeur des produits anticancéreux et antiprolifératifs est la perte des cheveux. Donc nous continuons le développement de ce produit dans le domaine de l’oncologie.

La tirapazamine : nous arrêtons le développement de ce produit dans l’indication du cancer du poumon non à petites cellules. Je vous rappelle qu’avec ce produit nous avions eu deux phases III, une positive et une négative. La troisième n’est pas suffisamment positive : nous allons donc arrêter ce produit dans cette indication. Ceci étant, nous continuons le développement de ce produit qui est en phase III dans le cancer du poumon tête et cou, et pour des raisons mécanistiques, puisque ce produit est plus actif au niveau des cellules hypoxiques. Dans le traitement tête et cou, c’est en association avec la radiothérapie : ce type de produits, conceptuellement, a beaucoup plus de chances d’être actifs à ce niveau-là.

Paris, 16 February 2004	7

Information Meeting	Sanofi-Synthélabo

2. Trois nouveaux produits sont entrés en développement pré-clinique

Un produit concerne les maladies thrombo-emboliques (un nouveau saccharide de synthèse), un en oncologie dans les tumeurs solides et un produit dans le système nerveux central (agoniste partiel du récepteur alpha7 nicotinique. Ce produit pourrait être intéressant pour les troubles de mémoire pour les patients atteints de maladie d’Alzheimer ou de schizophrénie.

III. Sept résultats majeurs d’études cliniques

La chose la plus importante est que nous avons sept résultats majeurs dans des études très avancées.

Je vais vous présenter deux résultats démontrant l’efficacité de la dronédarone dans la fibrillation auriculaire ; les résultats de la première étude de phase III de l’Ambien® CR et deux résultats très importants pour le rimonabant Acomplia®, un dans le sevrage tabagique et un autre chez les patients obèses ayant comme comorbidité une hyperglycémie. Enfin nous avons deux résultats positifs en phase IIB : un dans la dépression, avec un anti-NK2 et un autre dans la rétention d’eau, avec un antagoniste des récepteurs V2 dans le SIADH.

Je n’aurais donc pas beaucoup de temps de vous parler du Life Cycle Management de nos produits. Ceci étant, pour Plavix®, je vous rappelle qu’au deuxième trimestre, nous aurons les résultats de l’étude MATCH, qui est très importante. Enfin, nous avons terminé en fin d’année dernière le recrutement de tous nos patients pour l’étude CHARISMA. Les études de phase III concernant les nouveaux saccharides de synthèse, Arixtra® et Idraparinux sont toutes on time. Bien évidemment, je vais vous parler des deux résultats de dronédarone.

Concernant le système nerveux central, je vais vous parler de la phase III concernant le Zolpidem MR et de la phase IIB concernant un anti NK2 dans la dépression. Dans le domaine de l’oncologie, je voudrais juste vous rappeler que nous avons déposé, entre la fin de l’année dernière et le début de cette année, deux dossiers importants concernant l’Eloxatin® pour le traitement adjuvant du cancer colorectal. C’est quelque chose d’une grande importante en raison de la nature des résultats que vous connaissez et vue la taille du marché potentiel Enfin, dans la médecine interne, je vais vous monter tous les résultats dont nous disposons avec rimonabant.

1. Résultats des études sur dronédarone

Il y a un an, concernant dronédarone, à la suite de conseils du DSNB, nous avons arrêté une étude de tolérance, qui s’appelait Androméda. Même si le nombre d’évènements était intrinsèquement peu important, ce nombre d’événement était structurellement déséquilibré : il y avait deux fois plus d’évènements dans le groupe dronédarone que dans le groupe placebo. Voilà pourquoi le DSNB nous a conseillé d’arrêter cette étude, ce que nous avons fait. En même temps, ils nous ont dit : vous pouvez continuer les deux études d’efficacité. Si vous arrêtez une étude de tolérance mais que vous laissez continuer des études de phase III d’efficacité, on s’est dit très vite que éthiquement, non seulement le produit devait être bien toléré dans ces études d’efficacité, mais en plus il se devait d’être actif. S’il n’était pas actif, c’était peut-être pas très éthique de nous laisser continuer. C’est avec cet état d’esprit qu’on s’est dit que l’on était plutôt optimistes.

Paris, 16 February 2004	8

Information Meeting	Sanofi-Synthélabo

Derrière ça, nous vous avons présenté au mois de septembre l’analyse de tous ces cas clinques, qui nous a fait penser que nous n’avions pas d’explication rationnelle à ce déséquilibre. L’hypothèse la plus intéressante, c’est que c’était la faute à pas de chance. Aujourd’hui, nous pensons de plus en plus que c’est ça, à la lumière des résultats que je vais vous montrer.

Il s’agit de deux études de phase III, qui regroupent plus de 1 200 patients, pendant un an de traitement. Ces études ont été réalisées de part et d’autre de l’Atlantique. Ca concerne des patients qui étaient atteint de fibrillation auriculaire ou d’un flutter, ce qui est à peu près la même chose. On a mesuré l’efficacité de dronédarone versus placebo. Le critère principal, c’était le maintien du rythme sinusal, quelle que soit l’origine de la conversation, qu’elle soit électrique (un choc), pharmacologique (produit) ou spontanée. Les critères secondaires étaient tous les symptômes associés à cette fibrillation auriculaire.

a. Résultats de l’étude européenne EURIDIS

Après adjudication, c’est-à-dire que les patients ont regardé l’électrocardiogramme, et lorsqu’il y avait au niveau de l’électrocardiogramme le signe d’une fibrillation auriculaire, un groupe d’experts adjudiquait en aveugle, c’est-à-dire disait s’il y avait oui ou non trouble du rythme. Dans ces conditions, dès les premières semaines, dronédarone s’est révélé très actif, et ceci s’est poursuivi durant toute l’année, avec dans ce cas une réduction du risque de récidive de 21,6%. Ce qui est aussi très intéressant, c’est que nous avons fait à côté de ça de la clinique clinicienne, afin de savoir quel était le ressenti du patient. On posait la question au patient, au moment où l’on regardait l’électrocardiogramme : que s’est-il passé ? Avez-vous ressenti un trouble de rythme ? Les patients ont ressenti un effet bénéfique de dronédarone, ceci dès les premières semaines de traitement, et cette divergence avec le groupe placebo s’est prolongé tout au long de l’étude.

b. Résultats de l’étude américaine ADONIS

L’autre étude dite américaine a permis d’obtenir les mêmes résultats. Les autorités de santé, que ce soit le MEA ou la FDA, nous demandent toujours de bien reproduire les mêmes résultats. Lorsque vous avez deux études très longues et très lourdes, avec un an de traitements réalisés dans ces conditions, je ne crois pas que beaucoup d’études anti-arythmique ont été aussi complètes. Or, nous avons obtenu vraiment les mêmes résultats, et ce dès les premières semaines. Cette fois-ci, la réduction des récidives est de 27,6 % par rapport au placebo et, de la même façon, d’une manière significative, nous avons obtenu la même chose au niveau symptomatique. Donc, une très belle efficacité qui apparaît dès le début du traitement et qui se poursuit après un an de traitement, je vous le répète, sur un nombre de patients très important.

c. Les effets secondaires

Qu’en est-il des effets secondaires ? Vous les avez ici ; nous les avons regroupés puisque c’est typiquement le gendre d’études – vous voyez à nouveau plus de 1200 patients. Vous voyez que sur l’ensemble des effets secondaires, que ce soit l’ensemble des effets secondaires ou les effets secondaires dits graves, j’y reviendrai, il n’y a aucune différence versus placebo. Plus exactement, il y en a moins sous dronédarone. Il se trouve que les patients inclus dans cette étude sont assez âgés : plus de la moitié a plus de 60 ans, plus de la moitié est hypertendue, 20 % ont des problème coronaires, 18 % ont une insuffisance cardiaque. La plupart des effets secondaires dits graves sont en réalité des effets secondaires cardiovasculaires. Cette diminution là est le reflet de la meilleure activité de dronédarone. Vraiment, nous disposons d’un produit qui s’est révélé très safe, surtout si

Paris, 16 February 2004	9

Information Meeting	Sanofi-Synthélabo

l’on considère les drop out, c’est-à-dire les patients qui sont arrêtés avant un an de traitement : il y en a 47 % sous placebo et 38 % sous dronédarone.

d. Conclusion

Vraiment, nous disposons avec dronédarone d’un produit très actif et qui a un profil étonnamment safe. En particulier, par rapport à un produit parent, l’amiodarone, il n’y a aucune disthyroïdie qui a été décrite dans l’ensemble de ces études. Donc, nous avons un produit qui s’est révélé très efficace au niveau de la fibrillation auriculaire, les effets secondaires sont identiques à placebo, et en particulier il n’y a aucun effet: aucune torsade de pointe n’a été décrite. Ces deux études sont parfaitement homogènes. En d’autres termes, l’ensemble de la profession et nous en particulier, cela fait plus de vingt ans que nous cherchons un substitut à l’amiodarone, qui aurait le même genre d’activité mais avec moins d’effets secondaires. J’ai l’impression que nous n’en sommes plus très loin. Comme disent les anglo-saxons, c’est plutôt un understatement. Ceci étant, nous allons dans les semaines et les mois à venir discuter avec les autorités de santé pour décider ce que nous faisons concernant ce dossier. Premier très beau résultat en phase III : deux études très reproductibles et très homogènes.

2. Un aquarétique pur

Un produit aquarétique est un produit diurétique mais qui ne fait éliminer dans l’urine que l’eau, à la différence des produits classiques, qui font éliminer autant de sodium que d’eau. Comment un produit peut-il faire cela ? Il existe dans l’organisme une substance, la vasopressine, un neuropeptide, et son autre nom est l’hormone anti-diurétique. C’est l’hormone anti-diurétique, la vasopressine, qui inhibe la sécrétion d’eau au niveau rénal. Un produit qui va bloquer les récepteurs V2 de la Vasopressine au niveau rénal aura un effet aquarétique. C’est ce que nous vous avions déjà montré en phase IIA.

a. Résultats d’étude

Nous vous avons réalisé une étude de phase IIB : nous avons comparé deux choses : 25 mg une fois par jour par voie orale, 50 mg une fois par jour versus placebo chez des patients atteints du syndrome de sécrétion inappropriée d’hormone antidiurétique (SIADH). En d’autres termes ce sont des patients qui ont une rétention d’eau, que ce soit d’origine oncologique, liée à une hypersécrétion de vasopressine parce qu’il y a un concert ou d’origine neurologique et cardiovasculaire.

Dès les premiers jours, on constate une augmentation très importante de la natrémie. Pourquoi avons-nous pris la natrémie comme paramètre important ? Si vous avez une rétention d’eau, cela veut dire que vous avez une hémodilution : on a dilué les ions dans le plasma. Quel est l’ion le plus important dans le plasma ? C’est le sodium. La natrémie est un bon marqueur de l’hémodilution. Lorsque l’on est en hyponatrémie, cela veut dire qu’il y a une rétention d’eau trop importante dans l’organisme. Quand on est en dessous du chiffre fatidique de 135 mEq/l, on est en hyponatrémie. Vous augmentez l’aquarèse, vous augmentez la sécrétion d’eau et vous faites augmenter de plusieurs millièmes équivalents la concentration dans le sang de sodium. C’est ce qu’on observe dès le deuxième jour, l’état d’équilibre étant atteint très vite. Le traitement a été poursuivi en ouvert jusqu’à 22 mois. Vous pouvez constater les variations avec le 25 mg en orange et le 50 mg en vert. Quand on regarde le taux de réponse, on voit qu’il est de 15 % sous placebo

Paris, 16 February 2004	10

Information Meeting	Sanofi-Synthélabo

alors qu’il atteint 80 % avec le 50 mg. Le seul effet secondaire que nous avons obtenu était que les patients avaient soif.

D’autres types de patients ont des rétentions d’eau localisée : ce sont les cirrhotiques. Les patients cirrhotiques ayant cette rétention d’eau, nous avons utilisé les deux marqueurs classiques, le sodium plasmatique et la diurèse. Cette fois–ci, c’était une étude de phase IIA. Nous avons comparé un placebo à un diurétique classique comme la spironolactone et à une titration avec notre anti-V2. Les patients démarraient à 30 mg et pouvaient monter jusqu’à 75 mg. Ceci étant, le produit étant déjà très actif à 30 mg, très peu de patients sont montés à 75 mg. Vous voyez que versus placebo, il n’y a pas beaucoup d’augmentation de diurèse avec la spironolactone, alors qu’il y a un effet très important avec notre anti-V2, avec un plateau pendant une semaine. De la même façon, la natrémie a été augmentée dès le premier jour et est restée en plateau. Qui plus est, au bout du sixième jour, dans le groupe spironolactone, on a rajouté si nécessaire l’anti-V2. Lorsque l’on ajoute l’anti-V2 à la spironolactone, on augmente très fortement la diurèse ; conséquence de cela, on augmente, on antagonise l’hyponatréime et on augmente le taux de sodium plasmatique. Là aussi, le seule effet secondaire que l’on a obtenu est une sensation de soif. Ce produit est très très bien toléré.

b. Etudes futurs

Voilà le genre d’étude, que je commenterais pas trop, que nous allons réaliser, d’ici à l’été, chez les patients atteints de SIADH. De la même façon, une étude de phase IIB sera lancée afin de comparer placebo versus 5 mg, 12,5 mg et 25 mg une fois par jour, chez des patients cirrhotiques, dans un premier temps avec une ascite hyponatrémique ou une ascite sans variation du sodium et enfin dans les récidives d’ascite. Un bon résultat dans la phase IIB avec notre aquarétique.

3. Ambien®

     On va passer maintenant au système nerveux central et nous commençons par Ambien®CR. Il y a un an, je vous avais indiqué que l’Ambien®CR avait le même pic plasmatique que l’Ambien®, c’est-à-dire potentiellement nous nous attendions à une induction de sommeil identique, avec une demi-vie suffisamment prolongée pour avoir une à deux heures de sommeil en plus, sans effet résiduel. C’est ce que je vous avais montré : le taux plasmatique chutait à partir de la huitième heure. C’est ce que je vous avais montré il y a un an.

     En septembre, je vous ai montré des études très sophistiquées, où nous avons regardé l’effet résiduel, c’est-à-dire comment les patients se réveillaient le lendemain matin. Nous avons réalisé ça à la fois chez des adultes et chez des patients très sensibles que sont les patients âgés. Nous avons montré, y compris à dose double chez les patients âgés, qu’il n’y avait aucun effet résiduel versus placebo, avec toute une batterie de tests.

     Voici les premiers résultats de la phase III chez les adultes. On a comparé un 12,5 mg à un placebo, à la suite de discussion avec les autorités de santé. Je vous rappelle qu’Ambien® est le leader mondial. En conséquence, les autorités de santé ne nous ont demandé qu’une seule chose : montrer qu’Ambien®CR avait un effet versus placebo. Le nombre de patients est très élevé, plus de 200 patients, car nous avons fait une très grosse étude, à savoir une étude polysomnographique dans des labos de sommeil. Ces 200 patients, on a regardé ce qu’il se passait sur l’électroencéphalogramme. C’est quelque chose de très objectif.

Paris, 16 February 2004	11

Information Meeting	Sanofi-Synthélabo

     a. Résultats de l’étude

     A cela s’ajoute que nous avons ajouté toutes les échelles subjectives, tout le ressenti des patients, ayant en particulier des difficultés de maintien du somm il. Je dois dire que cette étude s’est très bien passée. Le drop out sous placebo, c’est-à-dire les patients qui ont arrêté l’étude, était de 10% ; il est de 8,10 % sous Ambien®CR.

     Quand on regarder les critères objectifs de polysomnographie, on a utilisé comme critère principal le WASO jusqu’à 6 heures. En réalité c’est le temps d’éveil une fois que le sommeil a démarré. Ceci a été mesuré de façon très objective sur l’électroencéphalogramme. La durée de sommeil, qui permet de mesurer l’efficacité du sommeil, et la latence, c’est au bout de combien de temps les patients se sont endormis. Toutes les évaluations qui ont été réalisées ont été statistiquement significatives, même si, versus placebo, on s’y attendait. Le produit a un effet sur le maintien du sommeil et ça dure six heures. C’est pour ça que le lendemain, il y a peu ou pas d’effets résiduels. La durée de sommeil démontre une très belle efficacité, et la latence est identique en gros avec ce qui s’est passé avec Ambien.

     Parallèlement à ces critères objectifs, tous les critères subjectifs et tous les questionnaires concernant les patients sont évidemment totalement cohérents. Le produit est très bien toléré. A nouveau, il y avait 52 % d’effets secondaires rapportés sous placebo et 57 % sous produit. Les effets secondaires de sortie sont plutôt d’ordre digestif. Voilà ce qu’on a obtenu sous WASO, qui est le critère principal pour le maintien du sommeil. Moins 10 minutes sous placebo, et une réduction de plus de 30 minutes sous produit. L’efficacité sur le sommeil : +5 % sous placebo et +13 % sous produit, et la latence d’induction de sommeil, une réduction de 13 minutes sous placebo et de l’ordre de 24 minutes sous produit. Tout ceci étant très significatif.

     b. Dépôt de dossier

     Tout ceci nous fait dire qu’il y a un an, on vous avait dit que nous déposerions le dossier au deuxième trimestre de cette année. Plus que jamais nous serons à l’heure et nous déposerons comme le prévu le dossier Ambien®CR au 2ème trimestre de cette année.

4. Sarédutant (SR 48968)

Parlons un peu de dépression, avec des résultats en phase IIB, avec un produit qui est un antagoniste des récepteurs NK2. La substance endogène des récepteurs NK2 est aussi un neuropeptide : le neurokinineA. Nous avions eu des résultats positifs en phase IIA et je vous présente des résultats en phase IIB. Je vous rappelle que l’objectif de la phase IIB consistait à trouver la dose active pour faire partir après les études de phase III, où on connaîtra bien mieux le profil du produit. C’est une étude versus placebo et fluoxétine (Prozac®), multicentrique, en double aveugle et randomisée. Il s’agissait de patients ayant des troubles dépressifs majeurs récidivants, d’intensité modérée à sévère. Pour les spécialistes, le score total médian à J0 dans l’échelle Hamilton dépression était de 26, ce qui est l’illustration de ce que je vous ai dit précédemment. Ce protocole est tout à fait classique : une semaine de traitement placebo et ensuite six semaines de traitement sous produit.

Nous avons comparé trois doses de sarédutant versus placebo et fluoxétine. La dose de fluoxétine est traditionnelle, elle est de 20 mg. Les trois doses que nous avons utilisées une fois par jour par

Paris, 16 February 2004	12

Information Meeting	Sanofi-Synthélabo

voie orale, dans le cas du sarédutant, c’est 30 mg, 100 mg et 300 mg. Sur l’échelle Hamilton dépression, les doses de 300 mg et 30 mg sont du même ordre que le placebo, alors que la dose de 100mg se comporte comme fluoxetine 20 mg. Les résultats sont du même ordre sur l’échelle Hamilton d’anxiété. Nous avons donc a priori la dose pour notre phase III : 100 mg une fois par jour.

a. Résultats de l’étude

Les répondeurs : de l’ordre de 44 % sous produit. Les patients qu’on considère comme guéris – avec un résultat de Hamilton inférieur à 8, c’est comme la fluoxetine entre 37 et 39%.

Quelques mots de tolérance. Les effets secondaires ressortis sont relativement classiques pour la fluocetine. Il s’agit principalement d’effets secondaires de type digestif, bien connus, en particuliers la nausée. Ils disparaissent en fonction du temps. Il semblerait que le sarédutant soit mieux toléré à ce niveau. Il en est de même pour les effets secondaires des troubles du systèmes nerveux : c’est ce qu’on appelle le diziness. Là, le produit semble mieux toléré.

b. Conclusion

Nous disposons donc potentiellement, avec ce produit, d’un deuxième produit que nous allons faire partir en phase III avant la fin de cette année. C’est le deuxième car nous avons déjà en cours un produit en phase III, un agoniste beta III. Nous savons que c’est un domaine très difficile. Je n’ai pas besoin de vous rappeler ce qui est arrivé pour la profession avec les antagonistes NK1. Mais ce qui me rend très optimiste, c’est simplement l’approche statistique : à ma connaissance, nous sommes la seule société ayant deux produits, agoniste beta III et un anti NK2, en phase III dans la dépression. On se dit que si on ne met pas tous nos oeufs dans le même panier, c’est bien que l’un des deux ira au bout. Je rajoute à cela que nous avons trois autres cibles en développement aujourd’hui : anti VIB, anti CRF ou un inhibiteur de la FAAH. Nous avons au total cinq produits en développement dans le domaine de la dépression. C’est bien le diable s’il n’y en a pas un ou deux qui arriveront au bout.

5. Acomplia™ (rimonabant)

Je vais terminer par vous parler des résultats concernant rimonabant ou AcompliaTM. Je vous rappelle que c’est un produit de phase III très important, puisque nous avons sept études qui totalisent plus de 13 000 patients, en gros la moitié dans le domaine de l’obésité et la moitié dans le domaine du sevrage tabagique. L’obésité est le seul domaine où les guidelines de la FDA demandent deux ans de follow up. Voilà pourquoi aujourd’hui je ne vous présente que les premiers résultats de la première étude terminée, RIO-Lipids 1 an de traitement. Nous aurons l’ensemble des résultats d’ici la fin de l’année, l’ensemble du dossier. Concernant le sevrage tabagique, je vous présente les premiers résultats de l’étude américaine Stratus. Il y a eu dix semaines de traitement. Nous aurons au fil du temps les résultats de l’autre côté de l’Atlantique et surtout le résultat 1 an de traitement, c’est-à-dire sur le maintien du sevrage tabagique induit par rimonabant ou AcompliaTM.

Paris, 16 February 2004	13

Information Meeting	Sanofi-Synthélabo

1. Sevrage tabagique

Deux choses importantes. Vous voyez que c’est un nombre de patients relativement important. Nous avons comparé placebo à 5 mg une fois par jour d’AcompliaTM ou 20 mg une fois par jour. Le plus important, c’est que le critère d’efficacité primaire, c’est l’abstinence de la semaine 7 à 10. Par dessus tout ça, ce qui à notre avis pèse le plus lourd dans notre étude, c’est bien sûr que cette abstinence a été mesurée à l’aide de critères cliniques, à savoir les questions posées aux patients, mais surtout à l’aide de critères biologiques : nous avons mesuré le taux de monoxyde de carbone ou le taux de cotinine dans le plasma, qui est le métabolique de la nicotine. Pourquoi avons-nous mesuré ça ? Parce que, soyons très clairs, les fumeurs quand ils disent qu’ils arrêtent de fumer, sont des menteurs ! C’est vrai aussi pour les obèses, j’en parlerai plus tard. Ce sont des gens qui sont très peu compliants. Chez des patients déprimés, la compliance est beaucoup plus importante. Chez les fumeurs ou chez les obèses, la compliance est fiable. Voilà pourquoi nous avons bouclé – et ce n’a pas toujours été le cas dans des études précédentes sur le sevrage tabagique – les critères cliniques avec des critères biologiques.

Voici les premiers résultats sur le end point primaire, qui est le taux d’abstinence prolongé pendant les quatre dernières semaines. Vous voyez que dans l’ensemble de la population, ce que l’on appelle ITT, ça passe de 16 % sous placebo à près de 28 % sous produit. Quand nous prenons les completers, c’est-à-dire ceux qui ont terminé l’étude, c’est de l’ordre de 20% – 20,6% – sous placebo et ça passe à 36 % sous produit. Tous ces effets sont très significatifs versus placebo.

Une des choses capitales dans le domaine de l’arrêt du tabac, tous les fumeurs le savent bien et on le sait tous si l’on a des fumeurs autour de soi : dès que les gens arrêtent de fumer, ils prennent du poids. C’est un des critères qui fait que les gens arrêtent de fumer mais ils reprennent, ils recommencent à fumer. Il y a eu beaucoup d’études sur ce point, en particulier chez les femmes pour des raisons que l’on peut comprendre. Quand on regarde dans l’ensemble de la population, qu’on appelle ITT, il y a une augmentation d’un kilo après dix semaines de traitement dans le groupe placebo alors qu’à la dose de 20 mg, il y a une perte de 300 grammes. Cet effet est évidemment très significatif. Mais on a sophistiqué la mesure, même si le nombre de patients est évidemment plus faible : on a regardé (car comme c’était une étude américaine, quelques personnes avaient un peu d’embonpoint) chez ceux qui ont répondu, on a pris des patients non obèses. On voit que sous placebo, les patients non obèses qui ont arrêté de fumer ont pris 3 kilos, alors que sous AcompliaTM, ils ont pris 700 grammes. C’est là aussi un effet très significatif qui montre que ce n’est pas seulement un effet anti-obésité.

a. Effets secondaires

Qu’en est-il des effets secondaires ? Tout d’abord, ce produit est très bien toléré. Le drop out, c’est-à-dire le nombre de patients ayant arrêté, était de 28 % sous placebo, de 30% à la dose de 5 mg, et à nouveau de 28% à la dose de 20 mg. Pas de différence versus placebo concernant les drop outs. Vous voyez que concernant l’ensemble des effets secondaires, il y a peu ou pas de différence, notamment pour les effets secondaires dit graves qui sont exactement identiques au placebo. Concernant les sorties d’étude – je vous rappelle que ce sont des gens peu compliants qui se plaignent un peu de tout – les effets secondaires que nous avons eus, et que nous avions déjà eus en phase IIB, sont de type digestif, notamment un état nauséeux qui cède avec le temps, et aussi quelques petits effets secondaires de type psychotrope, mais que l’on n’arrive pas à distinguer d’un syndrome de sevrage. En d’autres termes, c’est bien connu : les gens qui arrêtent de fumer sont un

Paris, 16 February 2004	14

Information Meeting	Sanofi-Synthélabo

peu énervés, un peu tendus, un peu anxieux. Voilà un autre effet secondaire que l’on a obtenu. Il faut quand même dire que c’est 1,5 % sous placebo, et on passe à 2,3% à la dose de 20 mg. Ca reste des chiffres très faibles.

Donc nous disposons avec ACOMPLIATM chez les fumeurs d’un effet très clair et très net versus placebo, et chose plus importante sans augmentation de poids et avec une très belle tolérance.

b. Effets psychotropique et cardiovasculaire

Une chose aussi très importante qui nous a été demandée par les autorités de santé, à la fois dans l’obésité et dans le tabac, pour des raisons que je n’ai pas besoin d’expliquer (tout le monde connaît le passé de produits mis sur le marché) : c’est de regarder ce qui se passe au niveau psychotrope et au niveau cardiovasculaire. Concernant les effets psychotropes, nous avons utilisé ce que l’on appelle l’échelle HAD pour voir s’il y avait un effet sur l’humeur, sur l’anxiété. En gros, nous sommes allés à la pêche à d’éventuels effets secondaires. Or, vous voyez bien que versus placebo, que ce soit dans le sous-score dépression ou dans le sous-score anxiété, il n’y a aucune différence entre ACOMPLIATM et placebo.

Deuxième paramètre très important pour les autorités de santé, et pour lequel nous avons réalisé une étude très fouillée, ça concerne l’ensemble de la tolérance cardiovasculaire. Vous avez ici la variation sur la pression artérielle systolique – aucune différence versus placebo – sur la pression artérielle diastolique – là aussi, aucune différence versus placebo. Aucun effet sur la fréquence cardiaque et aucun effet sur le QTcB, c’est-à-dire sur l’électrocardiogramme. Tolérance cardiovasculaire de ce produit identique à placebo. Voilà les premiers résultats de l’étude Stratus US, première étude dans le sevrage tabagique, étude de phase III, étude pivotale : produit très actif et très bien toléré.

2. Etude RIO-Lipids

Passons à l’étude RIO-lipids. Cette étude a duré un an, avec quasiment plus de 1 000 patients dans cette étude-là. C’est une étude où les patients entraient à J0, avaient un indice de masse corporelle de 34 et un poids moyen de 96 kg. C’était de vrais beaux obèses, avec une belle co-morbidité, à savoir une hyperglycémie importante.

Regardons les résultats. Les paramètres primaires étaient le poids et le tour de taille. Vous voyez ici que le produit a induit sur le poids un effet très important, avec sur un an près de 9 kg de diminution du poids corporel. Dans les mêmes conditions, la dose de 5 mg induit une diminution de poids d’un peu plus de 4 kilos et, grâce au régime puisqu’il y avait un petit régime hypocalorique, de l’ordre de 2 kg sous placebo. Vous voyez que c’est plus que très significatif : on a une valeur p à 10-30 pour la dose de 20 mg. Ce qui est aussi très intéressant, c’est que c’est un effet principalement sur la graisse viscérale, la graisse abdominale. Or, vous savez tous que les risques cardiovasculaires dépend principalement de la graisse viscérale. Attention aux gros ventres messieurs : c’est là que les risques cardiovasculaires sont les plus importants. Et vous voyez que l’on a une diminution de plus de 9 centimètres du tour de taille à la dose de 20 mg, quand c’est de l’ordre de 4 cm sous placebo et 5 cm à la dose de 5 mg. Là aussi, la valeur p est à 10-30. Il y a un vrai parallélisme entre ces deux paramètres que sont la perte de poids et le tour de taille. Donc, une très belle activité, qui a été non une surprise – on s’y attendait – mais un très beau résultat concernant cette étude.

Paris, 16 February 2004	15

Information Meeting	Sanofi-Synthélabo

Ce qui a été demandé par les autorités de santé, ce sont deux autres paramètres : le nombre de patients ayant une perte de poids supérieure à 5%. Vous voyez que dans l’ensemble de la population, ce que l’on appelle les ITT, le nombre est multiplié par trois par rapport à placebo : ça passe de 19,5% à 58%. Bien évidemment, tout ceci est très significatif. Lorsqu’on passe à ceux qui sont restés pendant un an sous traitement, on arrive à près de 73 % des patients qui ont plus de 5 % ont un effet de perte de poids corporel, ce qui est un effet vraiment remarquable.

Plus important encore, et peut-être plus démonstratif, lorsqu’on regarde le nombre de patients qui ont une perte de poids de 10%. Que ce soit dans l’ensemble de la population ou parmi les patients qui ont continué le traitement jusqu’à 1 an, c’est plus de quatre fois par rapport à placebo : on passe de 7% à près de 33 % et de 10% à 44%. 44 % des patients traités pendant un an ont perdu plus de 10 % de poids corporel, ce qui est vraiment un effet très important.

Je vous rappelle que je vous présente les résultats de patients certes obèses mais ayant une co-morbidité, à savoir une hyperglycémie. Nous avons donc bien évidemment mesuré ces paramètres lipidiques. Ce produit n’a pas d’effet sur le taux de cholestérol global. Ce produit de ne diminue pas les HDL : ce n’est pas un inhibiteur de synthèse du cholestérol. Par contre, il a un effet très important : il induit une augmentation de ce que l’on appelle le bon cholestérol. Le cholestérol présent dans les HDL, et c’est très significatif, augmente de plus de 20 % versus placebo. Ce produit, qui n’agit pas directement sur la synthèse du cholestérol, augmente le bon cholestérol. De la même façon, il diminue très fortement et de façon très significative le taux de triglycérides, vous savez, c’est ce rend le sérum opalescent.

On a donc un produit qui a un effet très important sur deux des paramètres lipidiques, sans être un inhibiteur de synthèse du cholestérol. Il y a aussi quelque chose peut-être la-aussi de plus important que ça : quand on essaie de corréler les variations de ces paramètres (bon cholestérol et triglycérides) avec le poids, il se trouve que 50 % de ces effets-là, à la dose de 20 mg, sur l’augmentation du HDL-cholestérol et sur la diminution du taux de triglycérides, est corrélé à la perte de poids ; mais 50 % est indépendant, ce qui veut dire que ceci est indépendant de la prise alimentaire. Ce qui veut dire, ce que l’on savait déjà et qui avait déjà été publié chez l’animal, que ce produit, indépendamment de son effet au niveau central, a un effet direct périphérique notamment au niveau du tissus adipeux. Un effet très important et partiellement poids indépendant sur les paramètres lipidiques.

3. Diabetes

     La plupart des obèses sont dans un état prédiabétique : ils ne sont pas bien armés pour répondre à une surcharge en sucre. Nous avons donc réalisé chez ces patients une hyperglycémie provoquée par voie orale. A J0 et au bout d’un an de traitement, on mesure le taux de glucose deux heures après une surcharge en sucre. ACOMPLIATM induit un effet très significatif et réduit la réponse en glucose : on a rendu ces patients plus aptes à réagir face à une surcharge en glucose. On a réduit leur état prédiabétique. Et ceci est expliqué par une meilleure sensibilité à l’insuline. Parce que chaque fois que nous ingérons du glucose, et c’est encore plus vrai pour obèse, et qu’il y a une hyperglycémie, l’organisme réagit en secrétant de l’insuline. Et si vous êtes dans un état prédiabétique, votre sensibilité à l’insuline n’est pas terrible et vous réagissez mal, ce qui est le cas de la plupart des patients obèses. Vous voyez que cette diminution là, significative versus placebo, a montré que globalement ce produit a augmenté la sensibilité de ces patients en état prédiabétique à l’insuline endogène, ceci expliquant cela.

Paris, 16 February 2004	16

Information Meeting	Sanofi-Synthélabo

4. Metabolic Syndrome

A nouveau, un concept est apparu ces dernières années : ce que l’on appelle le syndrome métabolique. Il faut au moins avoir trois des critères que je vous cite rapidement : une obésité abdominale, je vous l’ai déjà dit, avoir un tour de taille un peu important ; être hypertendu ; avoir une hypertriglycéridémie ; avoir un taux de bon cholestérol faible ; avoir une glycémie à jeun anormale et une mauvaise adaptation à une hyperglycémie provoquée. Quand on a pris ces critères là, en gros, la moitié des patients dans l’ensemble de l’étude avaient un syndrome métabolique. Vous voyez qu’à la dose de 20 mg, après un an de traitement, ils étaient partis de 53 % présentant, selon les critères classiques, un syndrome métabolique. Après un an de traitement, il n’y en avait plus que 25%.

5. Tolérance

A nouveau, qu’en est-il des effets secondaires? Le drop out – le nombre de patients qui ont arrêté – c’est de l’ordre... c’est 36 % sous placebo, 40% à la dose de 5 mg et 36%, même un peu moins, à la dose de 20 mg, un peu moins que le placebo.

A nouveau, les obèses sont des gens peu compliants. Pensez aussi que cette fois-ci c’est un an de traitement, par rapport à dix semaines tout à l’heure, et que vraiment le produit, la compliance a été en gros identique à placebo.

En termes d’effets secondaires, vous voyez qu’il n’y a pas grand chose qui ressort globalement. En termes d’effets secondaires graves, on passe de 2,3 % sous placebo à que 4 % sous le produit ; en termes de drop out, vous voyez qu’on passe de 7 à 15%. Je vous rappelle qu’il s’agit d’un an de traitement, des patients peu compliants, que s’il fallait expliquer ces chiffres-là dans le cadre des effets gastro-intestinaux, parce qu’on a obtenu le même profil chez nos obèses que nous avions obtenu chez nos patients qui voulaient arrêter de fumer, en termes d’effets gastro-intestinaux, on passe de placebo à 0,3 % on passe à 2,6% (ça reste donc faible) sous 20 mg d’ACOMPLIATM. Concernant les variations dites d’humeur, on passe de 0,6 % sous placebo à 2,9%, ça reste très faible, sous ACOMPLIATM 20 mg. Et pour ce qu’on pourrait appeler l’anxiété, de 0,6 % sous placebo à 1,6 % sous ACOMPLIATM. Donc là, à nouveau, un produit très bien toléré, dans une population finalement assez difficile.

Même histoire, c’est peut-être encore plus important, chez les obèses, aux yeux des autorités. Regardez ce qui se passe d’un point de vue psychotrope. On a utilisé la même échelle que précédemment sur HAD ; aucun effet sur le sous-score dépression vs placebo ; aucun effet sur le sous-score anxiété. Au niveau cardiovasculaire, eh bien c’est la même chose : on va dire aucun effet sur la pression artérielle, quoi que peut-être chez des patients non traités un peu hypertendus, ACOMPLIATM pourrait avoir un petit effet. En tout cas pas d’augmentation de pression artérielle, aucun effet sur la fréquence cardiaque et aucun effet sur le QT ou le QTc, c’est-à-dire une très belle tolérance cardiovasculaire.

6. Conclusion

Pour conclure, nous avons donc avec ACOMPLIATM un produit qui a un effet, j’ai essayé de vous expliquer, à la fois par un effet central sur ces fameux circuits de récompense, je vais pas

Paris, 16 February 2004	17

Information Meeting	Sanofi-Synthélabo

recommencer, ça fait un moment que je vous parle de ça, mais aussi, et c’est très important, un effet périphérique. A ce sujet, nos principal investigators vont présenter à l’ACC (American College of Cardiology) début mars les détails de ces deux études ; notamment le Professeur Després va présenter le détail de toutes ces études. Vous allez comprendre pourquoi ce type de produit a un effet très intéressant, à la fois central et périphérique. Le tissu adipeux a toujours été considéré comme un organe de stockage pour stocker la graisse. Ces dernières années, il a été démontré que c’est un aussi organe sécréteur, qu’il existe des hormones qu’on appelle adipokines présentes au niveau du tissu adipeux, qui pourraient expliquer certains effets intéressants. Je vous dis à nouveau : je me permets de vous proposer d’aller écouter ces gens à l’ACC. Vous aurez beaucoup plus de détails encore sur les résultats d’ACOMPLIATM, que ce soit dans le sevrage tabagique ou que ce soit dans l’étude RIO-Lipids.

C’est donc le premier antagoniste des récepteurs endocannabinoïdes. Il a un effet à la fois sur l’obésité, à la fois sur ce qu’on a appelé ces profils glucido-lipidiques – une partie poids-dépendant, une partie poids-indépendant - et un effet sur le sevrage tabagique. Ce qui devrait dire que si nous arrivons à reproduire l’ensemble de ces résultats – je vous rappelle que nous aurons à la fin de l’année l’ensemble des résultats de phase III, ces fameux 13 000 patients – que ce type de produit pourrait être un nouveau traitement de choix pour la prise en charge de patients qui présentent des facteurs de risque cardiovasculaire.

IV. Conclusion

Je crois que j’ai été vraiment très très long. Ceci étant, c’est quand même pas souvent qu’on a autant de résultats de phase III. Pour terminer, je voudrais quand même dire qu’en six mois, là, nous avons eu six résultats de phase III. Sur ces dix résultats de phase III, on en a cinq de positifs. J’ai l’impression que j’ai vraiment beaucoup de chance de pouvoir présenter des résultats comme ça. Ce que je voudrais surtout dire, c’est que j’ai beaucoup de chance d’avoir une équipe merveilleuse qui sont capable de générer autant de résultats, et que je voulais vraiment les remercier pour tout ça. C’est un vrai plaisir, un vrai bonheur, de pouvoir présenter ça. Et je vous remercie pour votre attention.

Paris, 16 February 2004	18

Information Meeting	Sanofi-Synthélabo

Conclusion

Jean-François DEHECQ
Président — Directeur Général

I. 2003: Résultats exceptionnels

Bien. Qu’est-ce qu’on peut conclure ? Il faut quand même conclure sur cette année 2003 d’abord. Il est clair que cette année 2003, elle est très en ligne avec les années précédentes et notamment avec les quatre ou cinq dernières années. Je voudrais revenir rapidement : une croissance forte. Sans croissance forte de l’activité, l’avenir est incertain. Une croissance durable : il faut que le portefeuille de produits nouveaux soit régulièrement alimenté. Je pense que ce que nous a dit, en plus de tout ce qui existait déjà, aujourd’hui Gérard Le Fur montre bien que cette Maison est établie sur une croissance durable. Une croissance profitable : tous les éléments que vous avez vus, tous les ratios, sont positifs encore cette année, et ils sont positifs non pas simplement en disant si le dollar n’avait pas été si mauvais, on aurait eu des résultats positifs. Non, c’est avec le dollar tel qu’il est par rapport à l’euro, les résultats sont très positifs ; et bien sûr si le dollar nous avait été plus favorable, ils seraient encore plus positifs, mais ils sont positifs quel que soit le dollar.

Je pense que les raisons de cette société solide, de cette plate-forme extrêmement solide depuis quelques années, c’est bien sûr une recherche forte et productive. Je crois que l’ensemble, d’ailleurs, de la profession, considère bien, à quelques exceptions près, que cette recherche est une recherche extrêmement productive. C’est clair. Il n’y a pas de contestation là-dessus.

Ce qui est moins clair, peut-être, c’est le fait que si ces résultats, cette fameuse croissance forte, est obtenue, pourquoi nous faisons entre 15 et 20 % de croissance, quand d’autres font moins de 6 % ou parfois moins ? Je pense qu’il y a une vraie raison : c’est que, de même qu’en recherche, il ne suffit pas d’avoir beaucoup de dépenses pour avoir des résultats. Je pense que dans ce qui est la vie des opérations, dans la gestion opérationnelle, la vie de tous les jours, c’est pas le nombre de visiteurs médicaux ou l’argent qu’on dépense en marketing et promotion qui compte, mais les résultats, c’est-à-dire la croissance, et que ça passe par un travail de motivation, d’organisation, de présence près des gens, près des marchés. Ça passe par une organisation efficace qui génère entre 15 et 20 % de résultats.

Donc oui je crois que la recherche de la Maison est très productive. Mais je crois aussi que les opérations, l’ensemble des opérations, qui regroupent bien sûr la production mais la production et les ventes, est également extrêmement productif, pour une raison très précise : elle s’attache au marché, elle est proche du marché, elle est efficace parce qu’elle est proche du marché. Elle est pas théorique : elle est sur le terrain.

Et puis peut-être aussi, mais ça c’est un petit peu plus difficile, c’est possible à dire mais il faudrait surtout interroger les gens à l’intérieur de la Maison, oui je crois que cette Maison a toute une histoire, a une histoire au plan social, au plan de l’esprit, au plan de la manière de vivre, qui passe par des équipes qui sont des vraies équipes solidaires, ça c’est vrai. Et puis quelque chose qui est peut-être encore plus important : c’est que chaque fois qu’on est dans un pays, on est dans une culture différente, et chaque fois qu’on est dans un pays il faut d’abord respecter la culture du pays

Paris, 16 February 2004	19

Information Meeting	Sanofi-Synthélabo

si on veut pouvoir entraîner les gens. Je pense que ce n’est pas non plus un leurre quand, dans cette Maison, on dit que nous souhaitons être brésiliens au Brésil, mexicains au Mexique, américains en Amérique, français en France et allemands en Allemagne.

II. L’offre de Sanofi-Synthélabo aux actionnaires d’Aventis

Alors, vous allez me dire, pourquoi avec des bases solides et avec de tels résultats, qu’est-ce que vous voulez de plus ? Eh bien c’est aller encore plus loin. Et c’est aller encore plus loin. C’est-à-dire que, pour une Maison qui s’est créée, « scratch », de rien (1973), arriver là trente ans après c’est pas mal. Mais peut-être qu’il y a mieux à faire, et qu’on n’a pas le droit de ne pas faire mieux, et qu’on n’a pas le droit de pas essayer de faire mieux. Et donc c’est ce projet d’offre de Sanofi-Synthélabo sur Aventis, qui est un projet stratégique, oui pour aller plus loin. Pourquoi aller plus loin ? Parce que le monde change aussi et dans le monde d’aujourd’hui c’est vrai qu’il faut être de plus en plus solide, pour pouvoir faire face au coût qui va croissant des dépenses de recherche, à la capacité de développer encore beaucoup plus de produits. Et vous voyez que le portfolio de recherche est lourd. Donc on peut faire encore beaucoup plus, beaucoup mieux, beaucoup plus vite. Et puis parce que les batailles sur le terrain, lorsqu’on est sur des produits de forte compétition, ou lorsqu’on veut défendre la totalité des produits, y compris les produits matures, eh bien il faut du monde motivé, il faut du monde sur le terrain. C’est la raison pour laquelle créer le numéro un en Europe et le numéro trois dans le monde a un sens, un vrai sens stratégique et industriel, pour les deux Maisons.

1. Présence européenne force et une stratégie globale de business

Bien sûr, cette future Maison aura une forte implantation en Europe. Elle aura une forte implantation en Europe, et notamment en France, et notamment en Allemagne, c’est vrai. Mais personne ne reproche à une société américaine d’être fortement implantée aux Etats-Unis parce qu’elle y a ses headquarters, parce qu’elle y a ses moyens de recherche et ses moyens de production. Nous serons une société fortement implantée en Europe, et loin d’être quelque chose de dramatique d’être fortement implantés en France et en Allemagne, c’est une chance d’être fortement implantés sur son home market, parce que nous y aurons notre siège social, parce que nous y aurons une part importante de notre recherche et parce que nous y aurons nos moyens de production.

Une fois qu’on a dit ça, le marché, dans ce métier, est un marché mondial. Donc sur un marché mondial, il faut être comme on dit global. Qu’est-ce que ça veut dire global ? Cela veut dire être partout et se battre partout. Et le marché américain étant le premier marché mondial, oui il faut se battre sur le marché américain.

Mais je pense que ce serait une grande avancée et non pas un recul, pour cette opération, que de fusionner les deux Maisons. Vous avez vu le rythme de croissance, vous avez vu qu’incontestablement Sanofi-Synthélabo en 2003 est de très loin la plus forte croissance sur le marché américain, et avec des volumes qui commencent à être très importants. Je pense que rassembler ces deux Maisons pour préparer les lancements futurs et mieux défendre les produits existants est un point très très fort, y compris en Amérique du Nord.

Et puis oui, je crois qu’il faut une stratégie de développement qui soit véritablement très internationale, parce que dire que seul le marché américain est important et le marché européen

Paris, 16 February 2004	20

Information Meeting	Sanofi-Synthélabo

peut-être, cela veut dire qu’il y a là quoi ? Il y a 20 % de la population mondiale. Il en reste 80%, il reste 80 % de la population mondiale, qui est le futur, qui est l’après-demain de cette industrie sur lesquels il faut aller s’implanter. Nous sommes, disait Hanspeter, très fiers, oui nous sommes très fiers d’avoir un rythme de croissance de plus de 20 % dans ce qu’on appelle le reste du monde, c’est-à-dire sur l’ensemble de ces territoires qui représentent 80 % de la population mondiale, avoir un rythme de croissance qui est deux fois celui du marché, me paraît être pour l’avenir quelque chose d’extraordinairement positif.

2. Implémentation rapide de la stratégie

Donc voilà ce que nous voulons faire : un projet pour aller plus loin. Comment on fait pour avoir une croissance forte ? Vous savez, je l’ai dit tout à l’heure. Il faut appliquer une certaine stratégie, qui doit être mise en oeuvre rapidement : il ne faut pas passer des temps et des mois et des années à discuter pour savoir ce que l’on veut faire. On sait que le monde change trop vite pour permettre l’incertitude. Chacun a besoin d’avoir un projet clair, de s’y rallier, de savoir ce qu’il a à faire. C’est ce que nous proposons. Pour ça, pour avoir une croissance forte, pour obtenir cette fameuse croissance forte, qui est la clé du futur, eh bien je pense qu’il faut une politique – je n’y reviendrai pas — adaptée à chaque pays, adaptée à chaque produit. Il n’y a pas de petit pays, il n’y a pas de petit produit. C’est comme ça qu’on gagne et c’est comme ça qu’on fait des croissances fortes.

3. Combinant des ressources

Alors bien sûr, en rassemblant ces deux Maisons, en combinant les moyens marketing et les moyens commerciaux, bien sûr qu’on va accélérer la croissance des produits majeurs, ça c’est sûr, qu’on va aussi défendre mieux les produits matures qu’il ne faut surtout pas abandonner. Et puis on va optimiser les lancements des futurs produits des deux groupes. Vous avez vu que dans ce que nous apporte en perspectives la recherche, il y a tout de même des très belles choses, qui méritent qu’on y mette les moyens.

Alors cette recherche, c’est la clé de la croissance durable. On a dit une croissance forte, c’est indispensable, parce que c’est comme ça qu’on fait le bas de ligne. Mais en même temps il faut une croissance durable. Et il ne faut surtout pas couper dans la recherche, quand on a des projets à défendre. Là, je pense qu’en recentrant, en regroupant les ressources des deux Maisons, il faut des concentrés sur les meilleurs projets des deux groupes.

4. Recherche accélérée

Qu’est-ce que c’est que les meilleurs projets ? C’est un petit peu difficile de porter des jugements comme cela. Mais c’est sûr que ce sont les projets les plus innovants. De temps en temps, on a reproché, au cours des dix dernières années, à la recherche de Gérard Le Fur, de rechercher dans ce qui était trop innovant. Et donc c’est vrai qu’on met de temps en temps un petit peu plus de temps, je le lis encore fréquemment, on met un petit peu plus de temps dans les phases II. Et oui, quand on copie les produits des autres, c’est relativement facile d’aller vite. Quand on veut vraiment innover, là c’est plus compliqué, parce qu’il faut aller chercher effectivement les axes thérapeutiques dans lesquels le produit peut être efficace.

Paris, 16 February 2004	21

Information Meeting	Sanofi-Synthélabo

Dieu sait si les dernières années ont montré le talent de la recherche et le talent de l’équipe de Gérard Le Fur pour faire des percées nouvelles. On a inventé les parinothérapies, on a inventé l’agrégation plaquettaire, on a inventé l’athérothrombose... Il est en train d’inventer le produit contre le « mauvais métabolisme », je ne sais pas comment on l’appellera celui-là, mais il est clair qu’il y a un concept autour de ce rimonabant qui est complètement différent. Il faut faire des produits innovants, parce que c’est notre métier. Effectivement, quand il est dans le système nerveux central avec toute cette liste de produits qui sont maintenant en IIb, en III et tout ce qui est en IIa, il y a là-dedans toute une série de cibles extraordinairement innovantes. Oui, il faut des projets innovants, parce que sans projet innovant, on ne crée pas de différence, de « break », comme on dit, de grande différence, dans le domaine de la thérapeutique, et notre métier c’est quand même de faire ça.

Alors il faut sélectionner, bien sûr, en regroupant ces deux Maisons. On les mettra sur les projets les plus avancés, parce que c’est très joli de dire « dans dix ans (ou dans six ans, ou dans cinq ans), je serai très très bien », mais on sait bien ce qui est aussi un des vieux adages de la Maison : avant de vivre à dix ans, apprenons à vivre et essayons de vivre l’année prochaine. Je pense que ça fait trente ans qu’on fait ça. Je pense que oui, il faut se concentrer sur les produits innovants, mais qui sont aussi les projets les plus avancés, parce que c’est ceux-là qui vont nous permettre d’aller encore plus loin l’année d’après. Il faut savoir vivre l’année suivante si on veut être capable de vivre dans cinq ans.

Les plus prometteurs : qu’est-ce que c’est que les projets les plus prometteurs ? Bien sûr, cela vient tout de suite à l’idée qu’il faut faire des grands produits. Quand on parle d’homologuer un produit ou de déposer un produit, vous comprenez, soit vous homologuez des produits à 100 millions d’euros ou 100 millions de dollars, vous en homologuez d’autres entre 500 millions et 1 milliard, d’autres à 1 milliard, et puis d’autres avec des perspectives de 5 milliards ou de plus de 5 milliards. Tous les projets ne sont pas les mêmes. Je pense que vous le savez bien. Quand vous entrez dans vos modèles ces projets, vous ne leur donnez pas tous la même valeur. Les projets les plus prometteurs, il y a ceux-là. Et puis je pense que la Maison, elle a su aussi faire. Je pense au Fasturtec par exemple. C’est un projet extraordinaire ; c’est un produit extraordinaire. C’est un produit de « life saving ». Ce n’est pas un produit à gigantesque chiffre d’affaires. Mais c’est un produit qui est fondamental en matière de thérapeutique et qui sauve des vies humaines tous les ans – j’allais dire tous les jours, peut-être seulement toutes les semaines. Je crois que c’est cela, les produits les plus prometteurs. On va continuer à se battre dans ce domaine, mais en recentrant les ressources, en regroupant les ressources, qui sont énormes. La somme des dépenses de recherche des deux groupes devrait permettre de faire effectivement beaucoup de projets innovants, avancés et prometteurs.

5. Croissance profitable

La croissance profitable : pour pouvoir faire beaucoup de chose, il faut gagner beaucoup d’argent. Je le dis depuis trente ans. L’Entreprise, elle sert d’abord à faire vivre des femmes et des hommes, mais pour ça il faut gagner beaucoup d’argent, parce que nos actionnaires nous prêtent leur argent pour qu’on puisse faire ce qu’on a envie de faire, ou ce qu’on essaie de faire en tout cas. En fonction de cela, ils ont besoin d’être largement rémunérés du fait qu’ils nous font confiance. C’est le B-A BA: Il n’y a pas d’entreprise qui puisse être pérenne dans le temps et qui puisse satisfaire ses actionnaires, si elle n’est pas très profitable. Donc il nous faut une croissance profitable. Je vous montrais tout à l’heure la croissance de nos BNPA. Je pense que l’histoire, en tout cas, des cinq

Paris, 16 February 2004	22

Information Meeting	Sanofi-Synthélabo

dernières années, mais on pourrait la prendre beaucoup plus longue, est l’histoire d’une croissance profitable. Donc il faut mettre la nouvelle Maison dans cet état-là, dans l’intérêt de tous les actionnaires, des actionnaires des deux sociétés, dans l’intérêt des deux groupes. On sait bien que sans croissance profitable, il n’y a pas de capacité à investir, ni dans la recherche & développement ni dans l’outil industriel ni dans la promotion.

Alors quand on n’a pas de croissance profitable, qu’est-ce qu’on fait ? On coupe : on coupe la recherche, on coupe les forces de vente, on diminue tout. C’est une politique qui ne me paraît pas une politique motivante pour les groupes. Il faut bien sûr, dans l’intérêt des salariés, il faut faire toutes ces optimisations, c’est la vie de tous les jours. Il faut que l’optimisation des moyens soit en permanence poursuivie, bien sûr. Mais s’il n’y a que ça, je pense que sans croissance et sans développement, il est extrêmement difficile de motiver les équipes et qu’on risque fort de se retrouver avec des gens assis plutôt qu’avec des gens qui courent. Je pense donc que la nécessité d’une croissance profitable est importante pour générer, pour les personnels comme pour les actionnaires, une croissance rapide qui est la clé du succès.

Enfin, dans l’intérêt des patients, je crois que Gérard en parlerait mieux que nous, je pense que oui, il faut avoir une croissance très profitable, pour pouvoir faire beaucoup de recherche.

Le projet que l’on propose, je ne vais pas revenir, je crois qu’on a eu l’occasion d’en parler beaucoup, est un projet de croissance forte, durable et profitable ; ça c’est sûr, c’est le point de départ. Si on n’a pas ça, on n’y arrivera pas. Donc on a mis la Maison Sanofi-Synthélabo dans cet état au cours des dernières années. La suivante, la nouvelle maison, il faut qu’elle soit en croissance forte, durable et profitable. Pour faire ça, il faut mettre le projet en route rapidement. Il ne faut pas, un an, deux ans après, être en train encore, toujours, de redéfinir quelles sont les stratégies, quelles sont les politiques, qui fait quoi, qui commande quoi... D’où la nécessité de mettre en oeuvre rapidement. Et je pense qu’il y a des vrais respects dans la manière de constituer les organisations. Je crois que raconter que le pluralisme est dangereux, c’est une méconnaissance de ce qui est la vraie bonne organisation d’une entreprise. Je pense qu’il ne faut absolument pas casser les esprits et les histoires. Il faut au contraire bénéficier de ces pluralismes, de ces héritages : c’est une richesse. Les différents héritages sont une richesse. Et ce n’est pas la peine de vouloir faire une seule tête, une seule voix, c’est le meilleur moyen de se tromper.

Donc je pense que l’organisation future, comme déjà un peu l’organisation actuelle, peut-être encore plus l’organisation future, va faire une grande place au pluralisme qui est source de richesse. Après, je pense avoir suffisamment dit que seul le respect des cultures – et je pense là beaucoup aux cultures locales – et des spécificités est une source majeure de motivation pour une stratégie claire. Là, je pense que oui, il y a des choses qui sont d’une grande évidence. Se concentrer sur une seule culture est un drame, dans le monde d’aujourd’hui. Je pense que respecter les cultures, à la fois en termes bien sûr de promotion, de vente, c’est une évidence mais aussi en termes de recherche ; bien sûr qu’il faut chercher aux Etats-Unis, mais bien sûr qu’il faut chercher en Europe, que le talent des Européens n’est pas le même que le talent des Américains. Gérard expliquerait ça encore mieux que moi. Il vous dirait que les gens qui font de la recherche en Angleterre à Alnwick ne font pas la même chose que ceux qui cherchent à Milan ou ceux qui cherchent en France. C’est la raison pour laquelle, je crois, il est très heureux d’avoir la perspective d’un centre de recherche important en Allemagne, territoire sur lequel nous n’avions pas de recherche. Cette pluralité est la véritable source de richesse.

Paris, 16 February 2004	23

Information Meeting	Sanofi-Synthélabo

6. Un offre attractif

Pour finir, l’offre. Je le répète. Je crois qu’il faudra avoir une offre qui soit équilibrée. Allez voir les gros investisseurs très chargés en Aventis, et qui disent « c’est pas assez cher ». Puis rencontrez les gros investisseurs très chargés en Sanofi-Synthélabo, qui nous disent « vous payez trop cher, votre premium est trop élevée par rapport à la valeur de la Société ». C’est ça notre problème : comment trouver le vrai bon juste équilibre pour que les deux groupes d’actionnaires, d’Aventis et de Sanofi, y trouvent leur compte ? Au départ, depuis plus d’un an, le marché, vous-mêmes, avez mis les deux Sociétés au même niveau. On a mis une offre avec une prime de 15,2%. Qu’est-ce qu’on apporte aux actionnaires d’Aventis ? On apporte aussi une certaine richesse de portefeuille, je crois que c’est quand même pas très discutable, même si ça peut l’être pour des raisons de forme, enfin... Dans le fond, ça n’est pas discutable que nous apportons un portefeuille de recherche assez exceptionnel.

Je pense que la capacité, aussi, et une certaine manière de faire les résultats que vous avez vus là, et notamment en matière d’activités, est aussi quelque chose qui est un apport pour les actionnaires d’Aventis. A contrario, les actionnaires de Sanofi-Synthélabo s’y retrouvent aussi : ils ont une opération relative dès 2004. Et puis ils ont forcément en tête une accélération du développement à la fois des produits existants, des produits futurs des deux groupes, grâce à la mise en commun de ressources combinées. Ça, je crois que c’est indiscutable.

Et si on regarde ce que sera ce nouveau Groupe, allez, sa croissance forte, durable et profitable, c’est ça qu’il faut développer, bien entendu. Je crois que si nous réussissons à faire cela comme nous avons un certain nombre d’idées pour le faire et comme surtout nous l’avons fait par le passé, je pense qu’on est véritablement en face d’un projet qui est une véritable création de valeur et de création de valeur pour tous. Voilà ce que je voulais vous dire en terminant. Nous allons maintenant répondre à vos questions. Si vous voulez bien, vous vous présentez afin qu’on sache qui pose la question.

Questions/Réponses

Jérôme BERTON, ING

Monsieur le Président, mesdames, messieurs, bonjour. J’aurais quelques petites questions à vous poser. Tout d’abord, la date d’enregistrement, au niveau de la FTC, de la commission européenne, j’ai cru comprendre qu’à l’heure actuelle, au niveau de la FTC, c’était toujours pas enregistré. Si on pouvait avoir plus de détail par rapport à cela...

Le deuxième point concerne bien évidemment, enfin bien évidemment, si vous pouviez faire un détail un peu plus précis sur les synergies que vous attendez d’1,6 milliard, et notamment sur les coûts de restructuration de 2 milliards que vous avez annoncés lors du lancement de l’offre, compte tenu du fait que vous avez dit que vous n’aviez jamais fait de plan social et que ce n’était pas maintenant que vous alliez commencer.

Troisième point, un commentaire sur le recours en justice d’Aventis, notamment lors de leur dernière réunion de présentation des résultats. Ils disaient que Sanofi n’était pas au courant de tous

Paris, 16 February 2004	24

Information Meeting	Sanofi-Synthélabo

les liens qui pouvaient les lier avec d’éventuels partenaires. Quelle est votre position par rapport à ça ? Est-ce que ça pourrait retarder, ce recours en justice, la clôture de l’offre ? Est-ce que vous tablez toujours sur un closing au T2 ? Troisième point...

Jean-François DEHECQ

Attendez, non, ça fait au moins la cinquième question, déjà... Vous dites troisième point. On va peut-être les prendre les unes derrière les autres, non ? Ou vous voulez en lister ? Parce que sinon...

Jérôme BERTON, ING

Dernier point.

Jean-François DEHECQ

Allez-y.

Jérôme BERTON, ING

Concernant l’AMBIEN®CR, votre sentiment par rapport à l’Indiplon MR. Est-ce que vous comptez-vous faire, une fois que ce sera évidemment possible, un essai head to head avec l’Indiplon MR ? Voilà, j’en ai fini, merci.

Gérard LE FUR

Je vais commencer pour l’histoire d’Indiplon. La réponse, bien sûr, est clairement oui. Dès que le produit sera mis au marché, nous ferons sûrement une étude versus l’AMBIEN®CR. Mon commentaire principal est que nous, il y a un an, on vous a dit qu’on déposerait 2ème trimestre 2004. Nous déposerons 2ème trimestre 2004. Nous n’aurons aucun retard.

Hanspeter SPEK

Peut-être je dis quelque chose sur la question « changing control ». Je pense que la réponse est multiple. Un, selon notre propre expérience, il est peu probable que quelqu’un va retirer par exemple une licence. Si une entreprise comme Aventis va dans un périmètre plus important, et sans doute c’est le cas, c’est aussi déjà confirmé par la prise de position de Genta, qui a donné une licence très très importante pour Aventis comme vous le savez. Ils ont déclaré qu’il y aura zéro impact de ce merger sur ce deal. Deux, si il y a quand même des clauses de « changing control », elles sont toujours accompagnées par des clauses de compensation, qui font normalement que retirer un produit est encore plus compliqué. Bon, et dernier point, si c’est vraiment un tel sujet pour Aventis, on attend du management d’Aventis de se prononcer plus précisément sur le sujet.

Paris, 16 February 2004	25

Information Meeting	Sanofi-Synthélabo

Jean-François DEHECQ

Bon, je dis un mot sur le recours. On a appris qu’un recours avait été déposé par Aventis sur la recevabilité. On peut s’étonner, hein, qu’il faille une action en justice pour, ce qui à mes yeux, est un petit peu essayer de priver les actionnaires d’Aventis d’une offre qui me paraît très attractive — c’est ce que j’ai essayé de vous expliquer — et surtout d’en retarder l’issue. Une fois qu’on a dit ça, de toute façon, on ne connaît pas le détail du recours, et en particulier on ne connaît pas ses motifs. Si vous me demandez mon avis, puisque c’est un peu ça que vous m’avez dit, je vous dirais qu’on est très sereins, et qu’on ne modifie pas la perspective de clôture de notre offre, qu’on avait prévue avant la fin du 1er semestre. Je dirais que ça ne modifie pas, dans notre esprit, cette clôture pour la fin du 1er semestre.

Sur le filing FTC, bon d’abord il y a ce qui est écrit : il y a ce que nous avons écrit dans le F4, des premiers contacts pris avec la FTC, etc. Ensuite, je peux vous dire que la préparation des dossiers de notification aux autorités de la concurrence, qu’elles soient européennes ou américaines ou d’autres pays d’ailleurs, elle est normalement en cours et elle est faite conformément à la réglementation applicable. Alors, je ne sais pas si vous souhaitez avoir une question plus précise, je pense que vous pourrez éventuellement la poser. Mais c’est quelque chose qui se déroule tout à fait normalement. Je demanderai à l’un des architectes de l’opération de vous répondre si vous avez une réponse plus précise. Mais je pense qu’il fera une réponse à peu près du même type.

Les synergies. Alors, les synergies, on met 1,6 milliard de synergies, on explique que dans ces synergies, il y a une partie de synergies positives et une partie de synergies négatives. Je pense que depuis, on a dû dire plus ou moins que en gros il y avait un tiers de synergies positives, deux tiers de synergies négatives. Je sais pas si on l’a dit aussi explicitement que cela, mais je pense que c’est les ordres de grandeur.

Je crois que, après, l’objectif d’un certain nombre de gens est de démontrer que cela va se traduire par une casse sociale effrayante, etc. Qu’on ne s’y trompe pas : ce n’est pas un « carve out » que nous faisons. Ça, c’est grave, oui, en terme social. Mais ce que nous faisons, ce que nous ferons, c’est dans, allez, x pays, il doit y avoir 60 ou 70 pays, il y a 70 sièges sociaux Sanofi-Synthélabo, 70 sièges sociaux Aventis, il est bien certain qu’il faut rassembler ces choses-là. Il est bien certain qu’il y a des pays, qui ne sont pas forcément ceux qui sont cités aujourd’hui, dans lesquels les forces de promotion sont peut-être à réorganiser et à mieux adapter aux produits et au pays. Ça c’est sûr. Mais je répète, ce ne sont pas nécessairement les pays dont on parle. Ensuite, je ne sais pas, en matière de manufacturing ; ce que je sais, c’est que nous, nous avons en permanence des besoins de croissance. Pourquoi, parce que quand on est en croissance de 15 à 20%, ça suppose de faire davantage de produits tous les ans. C’est pas tout à fait la même chose d’être en croissance de 5 % ou 6%.

Et puis il y a les sièges sociaux, les « grands » sièges sociaux, si je puis dire. Bon, il y a le siège social parisien de Sanofi-Synthélabo, qui n’est d’ailleurs pas énorme, et puis il y a le siège social d’Aventis, qui est entre Francfort, Strasbourg, Paris et les Etats-Unis. Là, il y a sans doute des choses qu’il faut qu’on regarde ensemble, à la fois pour être les plus efficaces et rassembler les meilleurs. Il y a, dans les synergies de coûts, sans doute un certain nombre de choses à regarder, y compris dans tout ce qui est conseils de tous genres, contrats... Beaucoup de contrats, dont, par expérience, nous savons que les contrats de recherche qui coûtent très cher, de temps en temps, effectivement, ça fait des produits dans le listing mais ça ne fait pas forcément des produits à la sortie. Il y a beaucoup de choses à regarder.

Paris, 16 February 2004	26

Information Meeting	Sanofi-Synthélabo

Je ne vous chiffrerai pas, hein ; je sais que c’est ce que vous aimeriez. Mais je reste extrêmement convaincu que ces problèmes-là sont des problèmes suffisamment importants et qui peuvent être très bien traités, si on commence par les aborder avec les partenaires sociaux, regarder ce qui est raisonnable, ce qui ne l’est pas, trouver les meilleures solutions pour que ça se traduise... Vous disiez tout à l’heure j’ai pas fait de plans sociaux. Je ne crois pas avoir dit ça. J’ai dit « je ne suis pas un chef des licenciements collectifs ». Je ne suis pas quelqu’un qui annonce le nombre d’usines que je vais fermer. Ça c’est sûr. Mais on a fermé des usines, mais on a diminué les effectifs. C’est un travail normal, mais en général on l’a fait en essayant de le faire dans les meilleures conditions possibles pour les gens et en respectant le dialogue social, parce que vous savez, quand on casse le dialogue social à ce niveau-là, on le retrouve pas au niveau du développement dont je parlais tout à l’heure pour faire vraiment de la croissance et du développement, et donner un esprit aux gens qui les font courir, comme je disais tout à l’heure. Cela suppose qu’on respecte beaucoup de choses, et tout ça fait partie des éléments que nous devons discuter avec les partenaires avant de les publier.

Ce qui est quand même intéressant, c’est que ces synergies, quand on regarde, bon, on est sur la moyenne de ce qui s’est passé au cours des dix, quinze dernières opérations de ce type. Et en ce qui concerne les coûts de restructuration, vous pouvez peut-être considérer qu’ils sont trop élevés ou pas assez élevés, d’ailleurs, je ne sais pas ce que voulait dire votre remarque. Ils sont eux aussi, en termes de pourcentage, en termes de ratio, dans la moyenne de ce qu’a fait la profession : en face du 1,6 milliard d’euros, les 2 milliards sont assez cohérents. Donc tout ça va se travailler dans le temps. On m’a beaucoup dit, quand j’ai tourné à travers le monde, qu’il n’y en avait pas assez, qu’on en avait fait beaucoup plus que ce qu’on avait dit dans l’opération, la dernière fusion entre Sanofi et Synthélabo. J’ai répondu que effectivement, je pense que depuis cinq ans, mais c’était vrai aussi avant, on a toujours délivré mieux que ce qu’on promettait. Et je pense que ce n’est pas une raison pour rendre la mariée encore plus belle et prendre, j’allais dire des risques, ce ne sont pas des risques, mais des engagements inutiles. Je pense que c’est un bel engagement, cet engagement-là. Au moins vous êtes sûrs qu’il sera tenu.

De la salle

Je vais faire court, par rapport à votre remarque. Je vais revenir sur la prime. Vous avez dit que la prime pour l’offre c’est 15%. C’est effectivement ce que vous aviez dit pendant le lancement. Bon, la bourse a quand même évolué, a vécu, depuis le lancement. Aujourd’hui, le cours de bourse d’Aventis est supérieur à celui que vous, vous offrez, pour votre offre. J’aimerais votre réaction par rapport à ça. Vous avez dit qu’une partie des investisseurs disait que c’était une prime trop élevée, l’autre disait que c’était une prime trop faible. Moi, je fais partie de ceux qui vous ont dit au lancement que c’était une prime trop faible. Donc j’aimerais avoir votre réaction aujourd’hui.

Jean-François DEHECQ

Il faut qu’il y ait des gens des deux côtés, ça me paraît une évidence. Bon, on a dit qu’il y avait une prime de 15,2%, ce qui par rapport à un marché qui avait dit « il n’y a pas besoin de prime », puisqu’il mettait les deux sociétés en équivalence totale depuis plusieurs années, enfin pas plusieurs années, mais en tout cas depuis plusieurs mois, depuis une bonne année. Hein, depuis une bonne année, c’était tout à fait 1 pour 1, enfin pas 1 pour 1 mais même capitalisation boursière. Donc on a mis une prime de 15,2.

Paris, 16 February 2004	27

Information Meeting	Sanofi-Synthélabo

Qu’aujourd’hui toute une série de spéculations ait lieu dans un sens ou dans un autre, moi je trouve assez normal que la perspective de l’arrivée d’une nuée de chevaliers blancs fasse monter le cours et la prime, me paraît naturel. Donc il faut attendre voir un peu comment les choses vont se passer. J’ai donné rendez-vous au marché. Tous les investisseurs que j’ai vus, que nous avons vus, au cours des derniers quinze jours, on leur a dit : ben voilà, vous allez avoir, le 4 ou le 5 février, les résultats de la maison Aventis. Vous aurez l’update de la recherche. Vous allez, le 16 février, avoir les résultats de Sanofi-Synthélabo et l’update de la recherche. Vous allez pouvoir avoir tous les éléments pour comparer ce que sont les croissances, ce que sont les formations de résultat, ce qu’il y a à l’intérieur du compte d’exploitation, comment c’est fait... Et puis ce que vous pouvez estimer être la valeur du portefeuille court, moyen, long terme, de chacune des sociétés.

A partir de ce moment-là vous aurez tous les éléments pour porter votre jugement. Je pense qu’à partir d’aujourd’hui, donc dans les jours qui viennent, le marché aura tous les éléments pour porter son jugement, et on va voir. Je pense qu’aujourd’hui comme hier, je ne vois vraiment pas en quoi cette offre n’est pas une offre extrêmement équilibrée et fair. Vous savez, je répète, quand on me dit, ben oui mais, vous vous rendez compte, la maison X a payé pour Y 35%... Ben oui, dans la maison Y, il y avait un produit qui était à 2 milliards de dollars, et dont les perspectives étaient un envol à 8 milliards de dollars dans les deux ans ou les trois ans qui suivaient... Quand ils ont pris la maison Z, il y avait un produit qui s’en allait dans les deux ans qui suivaient, aussi un fantastique blockbuster. Je ne vois pas là les raisons. Les sociétés ont des valeurs. Ça n’a pas de sens de comparer les premiums. On compare la valeur des entreprises et en fonction de la valeur des entreprises on définit le premium. Voilà.

Florent GUYOTAT, France Info

Vous confirmez donc ce que vous avez dit ce matin, c’est-à-dire que vous n’avez nullement l’intention de relever votre offre sur Aventis. Est-ce que vous pouvez étayer tout cela s’il vous plait ?

Jean-François DEHECQ

Je confirme ce que j’ai dit ce matin et ce que je dis depuis quinze jours. Je crois que le marché a besoin d’être clairement éclairé. En ce qui concerne les résultats de 2003 qu’il va donc additionner à son modèle des années précédentes, il va regarder comment sont constitués les résultats. Il va regarder de quoi est fait le portefeuille à court et moyen terme. Quand le marché aura regardé tout cela, le marché se prononcera. Vous savez, à la fin, c’est toujours des actionnaires qui se prononcent. Je n’ai pas d’autre commentaire à faire, aujourd’hui, que celui que j’ai fait ce matin. Oui, je reste sur le commentaire que j’ai fait ce matin.

François SCHMIDT, Exane

Bonjour. Trois questions à Gérard Le Fur, s’il vous plait. La première sur Dronédarone. Sans préjuger des discussions que vous allez avoir avec les autorités réglementaires, est-ce que vous sentez qu’avec les données cliniques que vous avez maintenant, vous pourriez déposer un dossier d’enregistrement, sans faire d’autres essais cliniques ?

Paris, 16 February 2004	28

Information Meeting	Sanofi-Synthélabo

Deuxièmement sur ACOMPLIATM, pourriez-vous nous re-préciser éventuellement la date d’enregistrement que vous visez. D’autre part, sur les indications, juste pour préciser ce que vous appelez le concept de maladies métaboliques. Est-ce que vous viseriez notamment des claims du type prévention des facteurs de risque diabétique ? Merci.

Gérard LE FUR

Concernant Dronédarone, je vais vous décevoir : vous savez, les autorités de santé, et à juste titre, sont sourcilleuses. Donc nous ne faisons jamais aucun commentaire tant que nous n’avons pas causé avec les autorités de santé. Donc je suis désolé, ce n’est pas que je ne veux pas répondre ; c’est que je ne dois pas répondre. Une chose est certaine. Nous avons ce que vous savez pour ANDROMEDA et nous avons récemment deux études d’efficacité positives avec une très belle tolérance. Partant de là, nous allons partager ces résultats avec les autorités de santé et nous verrons honnêtement leur feedback. On ne veut pas préjuger de cela. C’est toujours embêtant. Si on s’amène en fanfaronnant, vous savez très bien qu’il y a un retour de bâton. Donc jamais nous ne commentons ça. Excusez-moi.

Concernant ACOMPLIATM, comme on vous l’a dit là aussi, il y a un moment, il semblerait qu’on soit vraiment on time. Nous aurons l’ensemble des résultats fin de cette année ou tout début 2005. Donc nous comptons déposer au 2ème trimestre 2005. Là aussi, concernant les claims, attendez peut-être que l’on ait l’ensemble de notre dossier avant de se dire qu’on va avoir tel ou tel claim. Pour l’instant, on est en effet très optimistes. Eh bien nous sommes en effet aussi très optimistes sur la reproductibilité, mais nous verrons à ce moment-là. Donc là aussi, excusez-moi ; chaque fois que cela touche les autorités de santé, je ne peux pas être trop précis.

Jean-Jacques LE FUR, Oddo Securities

Dans le document de votre offre, il est précisé qu’elle deviendrait caduque si la FTC américaine engageait une demande d’information complémentaire. Sachant que ce type de demande n’est pas rare, quel risque estimez-vous d’avoir à retirer votre offre en cas d’une telle demande ?

Deuxième question : si à l’issue de votre offre, seulement un peu plus de 50%, mettons 51 % des actionnaires d’Aventis, avaient apporté leurs titres, comment géreriez-vous la situation ?

Enfin, une question pour Gérard. Dans les résultats de sarédutant, je n’ai pas vu de « p » de significativité statistique. Est-ce qu’on peut avoir ce p ? Toute dernière question pour Marie-Hélène : est-ce qu’on peut avoir une idée de la proportion, dans « autres produits et charges », de l’alliance commerciale avec BMS ? Est-ce que c’est la majeure partie ou est-ce qu’il y a d’autres éléments dans cette ligne à prendre en compte ? Merci.

Jean-François DEHECQ

Gérard, tu commences.

Paris, 16 February 2004	29

Information Meeting	Sanofi-Synthélabo

Gérard LE FUR

Concernant sarédutant, d’une manière générale dans les phases IIb on n’a pas mis de signification. Vous ne l’avez pas posée sur l’anti V2 ; la signification est un p je ne sais combien. Pour être très précis, dans l’étude sarédutant, en effet, le p est à 0,066, pour être très précis.

Mais vous voyez bien que le but d’une phase IIb est de trouver la dose. Je crois qu’il n’y a pas de doute que 100 mg est du même ordre que Fluoxétine, et que 30 et 300 ne sont pas différents de placebo. C’est une question de nombre de patients. Nous allons envisager un programme que nous discuterons avec les autorités de santé de phase III, à la dose de 100 mg. Vous savez très bien que c’est à ce moment-là que nous ferons le vrai profil du produit, que ce soit en termes de différence quantitative mais aussi qualitative, à la fois sur l’activité et sur les effets secondaires.

Jean-François DEHECQ

A la question « si vous avez plus de 51% », c’est ce qu’on demande. Donc si on a voulu avoir 50% + 1 action, si je puis dire, c’est parce qu’on pense qu’à 50% + 1 action, on gèrera. Donc à votre question « comment vous gérerez », je vous réponds « bien ». Effectivement, je comprends bien la suite de votre question. Mais attendons la suite des évènements. En tout cas, oui, ce que nous cherchons c’est 50% + 1. Je propose de passer la parole à Jean-Claude Leroy sur ce point précis FTC.

Jean-Claude LEROY, Sanofi-Synthélabo

Oui. S’agissant de la FTC, comme d’ailleurs sur Bruxelles comme on vous l’a dit, on avait eu des contacts préliminaires avant de lancer l’offre. L’étude qu’on avait faite nous a conduits à penser que nous rencontrerions essentiellement un problème. Aujourd’hui, je suis bien incapable de vous dire si c’est un problème ou plus d’un problème qu’on rencontrera, puisque les dossiers ne sont pas encore déposés. Là encore, je fais un parallèle entre Bruxelles et la FTC.

Cela étant, un problème nous est apparu comme manifeste, c’est celui de la position de marché de Lovenox aux Etats-Unis (90%) et Arixtra (1%), donc un problème obligatoirement à solutionner, raison pour laquelle nous avons démarré le processus de cession. Nous l’avons à tout le moins annoncé le jour de l’annonce. Cela veut dire que c’est le problème que nous anticipons et même si les travaux ne sont pas terminés, loin de là, avec la FTC, nous sommes relativement confiants que ceci reste cerclé à ce produit et donc nous n’anticipons pas à ce stade que nous n’ayons pas réussi à résoudre le problème dans la première phase. Donc nous ne pensons pas que nous risquions de passer en deuxième phase, même si on ne peut jamais être certains, et donc nous sommes assez confiants qu’on puisse clore l’offre une fois que la première partie du processus aura été terminée avec la FTC.

Marie-Hélène LAIMAY

Pour finir sur votre question technique sur les autres produits et charges, les profits partagés avec BMS représentent 95 % de ce poste, tant en 2002 qu’en 2003. En vous donnant l’ensemble des éléments que je vous ai donnés tout à l’heure, vous pouvez facilement suivre l’évolution de ce poste sur, je dirais, 2004.

Paris, 16 February 2004	30

Information Meeting	Sanofi-Synthélabo

Jean-François DEHECQ

Il n’y a pas de cachées dans ce poste des plus-values de cession de produits. Il n’y a pas de plus-value de cession de produits. C’est le résultat de la croissance du chiffre d’affaires et des gains de productivité qui conduit au résultat net et au bénéfice net par action.

Kyushi ANDO journal économique japonais

J’ai deux questions. Sur le marché japonais, vous avez dit tout à l’heure que vous avez modifié les relations avec Taisho. Mais vous avez actuellement des relations avec Daiichi et Fujisawa. Est-ce que vous avez le projet de changer ces relations egalement? Surtout, une fois que vous avez réussi l’OPA contre Aventis, comment cela va-t-il changer votre modèle de business au Japon ?

Hanspeter SPEK

Première question : oui, la coopération avec Daiichi va changer. Vous savez qu’aujourd’hui nous sommes dans un contrat de licence, avec des revenus à t4 à une licence, et demain avec le lancement de Plavix® on va rentrer dans une joint-venture avec les conséquences classiques d’une joint venture, c’est-à-dire on partage les résultats et les investissements à 50/50.

Par rapport à Aventis, c’est clair que un des points forts du projet Sanofi-Synthélabo-Aventis est l’accès direct au Japon, par la présence existante d’Aventis dans ce marché. Cela présente beaucoup beaucoup de charme, malgré le fait que aujourd’hui le marché japonais a un petit peu perdu en termes d’attractivité. J’ai vu encore ce matin les projections en termes de croissance de ce marché, qui restent relativement modestes. Mais la présence d’Aventis est importante et c’est un atout important de ce programme.

Jean-François DEHECQ

Depuis plusieurs années, vous savez que nos joint ventures avec Daiichi, Taisho, Fujisawa, et d’autres, sont des joint ventures par produit. Depuis plusieurs années, nous avions décidé de monter un département important maintenant de développement et d’enregistrement de produits, mais de développement clinique au Japon, de façon à garder les futurs produits pour nous, dans la perspective d’une implantation directe. Donc je pense que les choses vont évoluer normalement et que les futurs grands produits de la Maison pourront rentrer de façon plus directe sur le territoire japonais.

Olivier LE HENIN, Crédit Lyonnais

J’aurai trois questions. Pourriez-vous quantifier le nombre de redondances de produits en pourcentage du chiffre d’affaires à l’issue d’une fusion avec Aventis ? On voit qu’en France il y a énormément de redondances de produits ; je ne parle pas des gros produits. Je parle des petits produits. Si vous pouviez donner une quantification...

Paris, 16 February 2004	31

Information Meeting	Sanofi-Synthélabo

Jean-François DEHECQ

...2 à 3 % du chiffre d’affaires.

Olivier LE HENIN, Crédit Lyonnais

Parfait. Au niveau du marketing d’AMBIEN, vous faites une étude vs placebo. Je voulais savoir comment vous allez différencier l’AMBIEN MR par rapport au AMBIEN existant. Quelle va être la stratégie marketing pour différencier les produits ?

En troisième question, vous parliez des fusions avec Z, avec P. On reconnaît un peu Pfizer, qui était une fusion entre partenaires. Je voulais savoir pourquoi vous n’avez pas envisagé un autre candidat qu’Aventis et éventuellement un candidat comme vos partenaires existants ?

Jean-François DEHECQ

Gérard, tu réponds sur zolpidem.

Gérard LE FUR

Oui. Eh bien il n’y a pas d’histoire de positionnement de zolpidem MR par rapport à AMBIEN ou d’AMBIEN®CR par rapport à AMBIEN. Ce qu’on vous avait dit, à l’époque, que je peux confirmer, c’est que AMBIEN®CR est quasiment un produit idéal : on s’endort en vingt minutes et on se réveille le lendemain sans effet résiduel. La seule petite chose c’est que 20 à 25 % des patients auraient bien aimé dormir 1 à 2 heures de plus. Donc quand nous avons essayé de trouver une nouvelle formulation après AMBIEN (AMBIEN®CR), on a gardé un produit qui a la même latence d’induction de sommeil – et c’est ce qui s’est passé, je crois qu’on l’a démontré suffisamment bien.

La durée, là, vous l’avez vue sur le maintien, sur ce paramètre très objectif qu’est le WASO : le produit, dans ces conditions, tient six heures. Peu de produits ont été testés avec ces paramètres-là. Mais il semblerait qu’avec le WASO dans des conditions objectives, où on regarde ce qui se passe au niveau de l’EEG, et bien AMBIEN tienne un peu moins longtemps, je dis à nouveau sans effets résiduels. Donc ce n’est pas « positionné par rapport à » ; ça va être en plus. A cela s’ajoute que cela fait un an qu’on vous dit qu’on sera on time et qu’on va déposer 2ème trimestre 2004. Si vous rajoutez un an pour l’obtention du NDA, cela veut dire l’été 2005 et que le brevet d’AMBIEN tombe dans le domaine public aux Etats-Unis en octobre 2006. Donc l’équipe d’Hanspeter aura tout le temps de regarder...

Olivier LE HENIN, Crédit Lyonnais

C’est plutôt le point de vue d’Hanspeter qui m’intéressait justement.

Gérard LE FUR

Ce n’est pas le mien, je suis désolé de vous décevoir.

Paris, 16 February 2004	32

Information Meeting	Sanofi-Synthélabo

Olivier LE HENIN, Crédit Lyonnais

Votre point de vue m’intéressait, mais c’est plutôt celui de Hanspeter, je voulais savoir comment il se différenciait...

Jean-François DEHECQ

Ne me les divisez pas, ce sont deux frères jumeaux.

Hanspeter SPEK

A part ce que Gérard a dit, évidemment, AMBIEN®CR, c’est une option tactique qui nous laisse beaucoup d’opportunités. Le profil pharmacogénétique, bon vous prenez AMBIEN pour un vol New York-Paris et si vous prenez un vol Philadelphie-Paris vous prenez AMBIEN®CR. C’est un peu primaire mais évidemment c’est le positioning marketing. Derrière, il y a une protection de cette forme-là qui va être très très valorisante. Et çà nous laisse aussi certaines options en termes de prix et en termes de discounting, le moment venu. Mais il faut vraiment observer ce qui se passe entre temps sur le marché. Vous savez qu’on attend deux entrants entre temps, c’est-à-dire jusqu’à octobre 2006, et on se garde ça vraiment pour des options stratégiques, tactiques, de dernière minute. Mais sur le fond, comme dit Gérard, c’est un produit qui a un mode d’action avec environ deux heures de plus.

Jean-François DEHECQ

Je vais répondre à votre question, mais c’est la énième fois que j’y réponds dans la presse, à la télé, à la radio, en public. Je crois que oui, bien sûr, on peut toujours dire « vous auriez dû... ». Quand on est lancé dans quelque chose, c’est parce qu’on croit que c’est une opportunité extrêmement importante, que c’est une opportunité qui peut être fondamentalement gagnante, et que constituer effectivement un grand groupe européen ancré en Europe, très implanté aux Etats-Unis et dans le reste du monde, est une sorte d’originalité qui peut en faire quelque chose d’extrêmement attrayant pour les actionnaires et pour les investisseurs. Donc je pense que ce projet est un bon projet. Alors vous me dites, si je comprends bien, pourquoi vous n’avez pas fait quelque chose avec BMS. On n’a pas fait quelque chose avec BMS parce qu’on a pensé, en l’état actuel en tout cas, que c’était un beau projet entre Sanofi-Synthélabo et Aventis. Donc on propose celui-là et on va se battre pour celui-là.

Edouard HUBERT, APM

Vous avez expliqué qu’il n’y a pas de petit produit chez Sanofi-Synthélabo. Aventis, ses petits produits, ils ont l’intention de les mettre dans une joint venture dans laquelle ils seraient minoritaires. Si vous parvenez à prendre le contrôle d’Aventis avant que cela se fasse, quelle sera votre façon de gérer cela ?

Paris, 16 February 2004	33

Information Meeting	Sanofi-Synthélabo

Jean-François DEHECQ

Clairement, on ne fera certainement pas cela. Très clairement, on ne fera certainement pas ça. Il ne faut pas abandonner un chiffre d’affaires aussi important, qui représente d’ailleurs un nombre d’emplois extrêmement important, si on veut se battre sur tous les pays, parce que certains de ces produits sont très importants pour les autres pays. Non, bien sûr ce n’est pas notre stratégie.

Eric LE BERIGOT, Natexis Blein Schroeder

Bonjour. Trois questions, s’il vous plait, deux sur des produits et une financière. Sur les produits, tout d’abord, est-ce que Gérard Le Fur pourrait nous donner quelques éléments pour juger de la taille, en volume et en valeur, du marché auquel s’adressera l’aquarétique ?

Deuxième question : vous avez abordé le risque que vous preniez en termes d’innovation et les temps passés en phase II. Je voulais justement, sur ce thème-là, avoir un petit update sur le poste meta-trial, qui est peut-être une certaine déception, en tout cas on peut le voir comme ça. Quatre produits qui partent au départ, deux qui sortent des phases II, un qui a disparu depuis... Il reste l’Osanetant qui est depuis trois ans en phase IIB. Est-ce qu’avec plus de moyens, c’est un produit qui peut continuer ? Est-ce qu’il est en sursis ? Même question sur Eplivansérine, qui a priori est depuis quatre ans aussi en phase IIB ?

Le point financier : dans vos prévisions 2004, quelle est la part du programme de rachat d’actions ? Est-ce que c’est une composante de l’ordre de 3 à 4 points sur le BPA également, comme en 2003 ?

Gérard LE FUR

Concernant l’hyponatrémie, sachez que là, en effet, ce qu’on appelle spécifiquement le SIADH, donc la sécrétion inappropriée d’hormones anti-diurétiques, ça reste une niche. Ceci étant, si c’est l’hyponatrémie en général, quelle qu’en soit l’origine, et en particulier chez le sujet âgé, le marché est sûrement beaucoup plus important que vous ne pouvez l’imaginer. Le problème est que moi je ne suis pas vraiment, aujourd’hui, capable de vous donner la taille de ce marché. Mais c’est quelque chose de moins négligeable que ce que les gens peuvent imaginer.

Concernant l’Osanetant, je suis désolé, je ne partage pas votre sentiment. Cela ne fait pas trois ans qu’il est en phase IIb, étant donné qu’il a été dans le meta-trial comme vous savez... Ce n’est pas une déception. On avait la chance d’avoir quatre produits en même temps en phase IIa. Nous avons décidé, à tort ou à raison, de comparer ces quatre produits, et de comparer ces quatre produits à une seule dose. Osanetant est sorti dans la schizophrénie sur notamment les paramètres anti-hallucinatoires. Nous sommes en cours de phase IIb avec ce produit, afin de déterminer la meilleure dose. Mais je suis désolé, je conteste, ça ne fait pas trois ans. On est sans doute peut-être pas assez rapides. Si vous voulez me faire dire que aujourd’hui on a un petit souci en termes financiers pour développer tous les produits que nous avons et que c’est une des raisons pour lesquelles nous serions ravis de créer une Newco avec Aventis, la réponse est définitivement oui. Avec un budget potentiel de 4 milliards d’euros, nous pensons que nous aurions tout l’argent qu’il faut pour développer à la fois les produits intéressants d’Aventis et les nôtres.

Concernant Eplivansérine, oui nous avons décidé d’arrêter son développement, mais il y a un moment qu’on vous l’a dit, au niveau des symptômes négatifs dans la schizophrénie. Simplement,

Paris, 16 February 2004	34

Information Meeting	Sanofi-Synthélabo

regardez ce qui s’est passé avec d’autres concurrents : le recrutement de patients est quelque chose d’assez difficile et d’assez compliqué. Donc nous avons renoncé et nous sommes aujourd’hui, c’est vrai, en phase IIb avec ce produit dans les troubles du sommeil, parce que souvenez-vous ce qu’on vous avait montré : après l’échec dans l’apnée, ce produit augmente le sommeil profond et diminue le sommeil dit « léger ».

Marie-Hélène LAIMAY

Concernant les prévisions 2004, la croissance du bénéfice net par action avant élément exceptionnels et amortissement des écarts d’acquisition, que nous avons donnée à 15 % pour 2004, avec un taux du dollar à 1,25 dollar par euro, ne tient pas compte d’un effet relutif important, comme c’était le cas en 2003, dans la mesure où nous avons l’effet rémanent des programmes de rachat d’actions qui ont été faits en 2003. Je vous rappelle : 20 millions d’actions, 1 milliard d’euros.

Mais l’autorisation qui nous a été donnée par le Conseil en septembre a été réalisée pour partie en 2003. Nous n’avons pas racheté d’actions depuis le début de cette année et nous n’en rachèterons pas tant que l’offre ne sera pas clôturée. Nous n’avons donc pas tenu compte dans la prévision de croissance du BNPA qui vous est donnée d’effet relutif significatif dans cette prévision.

Jean-François DEHECQ

Mais par contre, cette prévision de croissance du résultat en 2004 est après une forte augmentation des dépenses de recherche, et toujours sans plus-value de cession de produits.

De la salle

J’ai deux questions. La première : vous avez évoqué, M. Dehecq, dans le cours de votre exposé, l’intérêt des produits matures par rapport aux produits de croissance. Est-ce que vous pourriez nous donner une précision sur ce qu’ils représentent en chiffre d’affaires, en gros, par rapport aux produits en développement, et aussi du montant du cash flow libre que vous pourriez retirer de ces produits matures pour financer la croissance ? C’est ma première question, si on pouvait avoir un ordre de grandeur, parce que c’est un constat intéressant sur le plan de l’analyse.

Le deuxième point porte sur une question plus fondamentale concernant la recherche, et la manière dont vous allez gérer cette recherche et aussi du type de risque qui existe quand même à ce niveau-là, comme vous le savez dans l’industrie. Je voudrais faire deux rapprochements. D’une part, M. Le Fur a dit « je suis un homme qui a beaucoup de chance », il a employé le mot « chance ».

Jean-François DEHECQ

Il appelle « chance » le talent.

Paris, 16 February 2004	35

Information Meeting	Sanofi-Synthélabo

De la salle

Bon. Donc de ce point de vue-là, est-ce que véritablement vous pensez que ce qui s’est produit depuis cinq ou dix ans est quelque chose qui peut relever, pour une part non négligeable, de la chance, dans la découverte, et donc qui peut être un jour remis en question ? On l’a vu dans d’autres sociétés. Et comment le garantir, en quelque sorte ?

La deuxième question, c’est un souvenir que j’ai. Il y a une dizaine d’années, lorsque avec les analyses financiers de la SFAF, nous étions allées chez ICI, à Londres, j’avais posé une question au Directeur de la recherche, en lui demandant – parce qu’à ce moment-là, vous savez que ICI avait un grand succès dans son développement – quels étaient finalement, parmi les deux ou trois milles chercheurs qu’il avait à sa disposition, les gens qui vraiment trouvaient dans le domaine. Et après quelques instants de réflexion, il m’avait dit – je ne sais pas si c’était une boutade ou une caricature — : eh bien finalement il y a trois hommes qui vraiment trouvent dans notre recherche. Et après encore quelques instants de réflexion, il m’a dit : il y en a surtout un, et celui-là on veille sur lui comme sur la prunelle de nos yeux.

Alors je voulais vous demander premièrement, comment vous appréciez les risques de votre recherche pour l’avenir, et deuxièmement comment vous envisagiez de gérer effectivement l’association des deux recherches que vous pourriez avoir « sur les bras » dans les prochains mois ?

Jean-François DEHECQ

Je pense qu’on va aller très vite sur la réponse sur les produits matures, car la deuxième question est sans doute plus importante. Ces produits matures, chez nous, représentent moins de 30 % maintenant, puisqu’il y a 67 % qui sont les dix produits de tête. Cela étant, quand vous avez ce chiffre d’affaires qui continue à se maintenir... C’est ça, non ?

Marie-Hélène LAIMAY

33%.

Jean-François DEHECQ

33%, oui, bien sûr puisque je parlais de 67%. Merci Marie-Hélène. Donc c’est important parce que ce sont des produits sur lesquels on fait relativement peu d’efforts, et qui ont des fortes marges. Alors vous me dites après « quel montant ? ». Je crois qu’on ne peut pas gérer une Maison avec des produits matures qui baissent de 10 % par an. Ça, je crois que c’est pas possible. Je crois que c’est très très dur à gérer. Donc vous savez, sur – 10, vous en récupérez quelques pour cent, et vous faites déjà effectivement, en termes de cash flow, largement de quoi en assurer la promotion. Donc c’est un problème de volonté plus qu’un problème de calcul.

Gérard, sur la recherche, je dirais quand même que son discours sur la chance, je vous ai déjà dit, je pense qu’il y avait beaucoup de talent. D’abord, je pense que c’est un petit peu réducteur de dire qu’il n’y a qu’une poignée de gens qui peuvent trouver. Je pense que tous les gens qui travaillent dans la recherche font souvent un travail extraordinairement important, même si c’est de la très haute technologie, qui ne suppose pas une innovation de tous les instants, en tout cas sur l’aspect

Paris, 16 February 2004	36

Information Meeting	Sanofi-Synthélabo

découverte. Il nous faut tout de même de l’innovation dans la méthode de travail, toujours. Je pense que si la question que vous voulez poser, c’est comment vous vous protégez du départ de Gérard, vous savez, il y a quelques années déjà qu’il aurait pu partir s’il avait voulu, mais je pense qu’il est suffisamment attaché à la Maison pour qu’on ne lui pose même pas la question, ce qui serait un petit peu insolent à son égard.

De la salle

Ce n’est pas à lui que je pensais.

Jean-François DEHECQ

Ah ce n’est pas à lui. Ah oui mais s’il y en avait un qui était utile, c’est quand même lui. Il faut y tenir à lui, quand même, hein. Va-y, Gérard, dis avec ta modestie habituelle la vérité quand même.

Gérard LE FUR

Enfin, d’abord si on savait manager la chance, on réussirait à chaque fois. Il y a toujours de l’humilité quand on fait de la recherche, et notamment quand on parle de l’offre vis-à-vis d’Aventis, on est très humbles sur un effet de taille. On fera très attention à ça. C’est vrai que la différence se fait, globalement, dans toutes les recherches, avec quelques personnes. Je ne dirais pas une, je ne dirais pas trois, je ne dirais pas cinq, mais quelques dizaines, sur les orientations. Après, ce n’est pas pour faire un discours consensuel mais tout le monde apporte vraiment sa contribution. Aujourd’hui, vous savez, le chercheur isolé qui trouve, ça n’existe plus du tout : c’est une image d’Epinal complètement fausse.

Les deux petits commentaires que je ferai nous concernant, c’est qu’on a un mélange de jeunes et de vieux. Je fais partie des vieux. Modestement, ça fait plus de trente ans que je fais ce métier, et on se fait challenger, à tous les postes, par des gens qui ont un peu moins d’expérience que nous mais potentiellement plus de pêche, ou plus d’idées nouvelles, et on essaie de ménager ces deux choses. C’est ce juste milieu peut-être qui aide. L’autre petite chose qu’on pourrait ajouter là-dessus, c’est de dire qu’on s’est peut-être trompés ; mais quand on est arrivés, il y a plus de dix-sept ans chez Jean-François Dehecq avec Pierre Simon, on a pris une orientation. Cette orientation, on n’en a pas changé depuis maintenant près de dix-sept ans. J’ai l’impression que quelques-uns des groupes qui ont eu des soucis en recherche se mettaient plutôt à la mode : quand « la mode » était de faire de la thérapie génique, on va en faire, ou quand on se met à dire « tiens, c’est les mots en
-omique qui font la différence, on va faire de l’-omique... ». Non non. Gardons en tête que tout ceci n’est que de la technologie, et que la technologie ce n’est qu’un outil. Si on se passionne pour la technologie, étant donné qu’elle est merveilleuse en ce moment, on oublie ce qui est vraiment notre but, c’est-à-dire les produits, les médicaments. Donc on a l’impression que c’est plutôt comme ça qu’il faut essayer de gérer : d’abord et surtout de la continuité.

Paris, 16 February 2004	37

Information Meeting	Sanofi-Synthélabo

Jean-François DEHECQ

Je vous proposerai d’arrêter sur cette belle conclusion, car c’est là où se joue l’avenir, et je vous remercie beaucoup de votre attention, un peu longue sur la recherche, mais attention quand même. Je pense, ou en tout cas j’espère que ça en valait la peine.

Paris, 16 February 2004	38